UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

ZYTO CORP
(Exact name of registrant as specified in its charter)

Delaware	20-5534033
(State or other jurisdiction of incorporation or organization)	I.R.S. Employer Identification No.

ZYTO Corp 387 South 520 West, Suite 200 Lindon, UT 84042
(Address of principal executive offices & zip code)
801-224-7199
(Registrant’s telephone number including area code)

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.0001	Pink OTC Markets

Securities to be registered under Section 12(g) of the Act: N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

[ ] Large Accelerated filer	[ ] Accelerated filer
[ ] Non-accelerated filer	[X] Smaller reporting company

Cautionary Note Regarding Forward-Looking Statements

This Form 10 contains statements that we believe are, or may be considered to be, “forward-looking statements.”  All statements, other than statements of historical fact, included in this Form 10 regarding the prospects of our industry or our prospects, plans, financial position or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “foresee,” “project,” “anticipate,” “believe,” “plans,” “forecasts,” “continue” or “could” or the negative of these terms or variations of them or similar terms. Furthermore, forward-looking statements may be included in various filings that we make with the Securities and Exchange Commission (the “SEC”) or press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in the section entitled “Risk Factors.” Readers are cautioned not to place undue reliance on any forward-looking statements contained in this Form 10, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this Form 10.

__________________________________

Unless otherwise indicated, the terms the “ZYTO,” “our company,” “our,” “we,” “us” and similar language refer to ZYTO Corp, a Delaware corporation, and our consolidated subsidiaries and their predecessors.

ITEM 1                BUSINESS

Business Overview

Our operations consist of the manufacturing and distribution of “biocommunication” devices and software designed to facilitate communication between computers and the human body. Biocommunication is accomplished by providing a direct connection between a computer and a living organism (i.e., humans or animals), which facilitates in determining biological preference and perception reframing.  Biological preference is a physical preference to certain clinical or wellness options, like vitamins, minerals, and other nutritional supplements.  Perception reframing is a technique that opens a person to a different way of seeing a circumstance, an opportunity, a problem, or a relationship.  Both of these applications involve concepts that are natural outgrowths of the field of complementary and alternative medicine. Therefore, ZYTO’s market at the present time includes healthcare professionals within this field of medicine, and others who have knowledge of and embrace these concepts.

We are a Delaware corporation, formerly known as Quiver Corporation.  We have one wholly owned subsidiary, ZYTO Technologies, Inc., a Nevada corporation.  We are governed by a Board of Directors and managed under the leadership of Dr. Vaughn R Cook, CEO and President, and Kami J. Howard, CFO and Secretary.  Dr. Cook and Ms. Howard are the only two officers of the Company.  We currently employ less than thirty employees.  These employees are divided into specific “work groups,” depending on their primary job responsibilities.  These groups include accounting, software development, sales to healthcare professionals, sales to direct marketers, customer service, and marketing.  Each of these groups is headed by a manager who oversees the day-to-day operation for his or her group.

Our primary financial objective is to market our technology to both healthcare professionals and retail consumers.  In addition to placing our product in the aforementioned markets, further financial objectives include collecting initial setup fees, and maintaining and collecting ongoing monthly subscription payments from those with whom we place our products.  Because these payments are nominal, our goal is to place a large number of software installations and to provide service and value that motivates our customers to continue making subscription payments.  All of our products are internet-centric, meaning that our products are deployed over the internet, updated through the internet, and each month the user’s software license is renewed over the internet by syncing the products that they purchase from us with our secured server.

Software development and improvement is an ongoing, and one of our most important functions.  As more powerful development tools are made available and as the internet becomes a more powerful vehicle for our products, we intend to capitalize on this improvement by improving our products with increased speed and power.

We have just released version 5.0 of our entire product offering.  The 5.0 platform will take us even more directly into the business of internet transactions and contact with our customers.  For example, a new website (www.ZYTOLife.com) will be launched within the next few months.  ZYTOLife.com will be the nexus for healthcare professionals using our technology with their clients.  All ZYTO applications that are sold exclusively to healthcare professionals can be used remotely over the internet.  This allows a healthcare professional to “stay in touch” with his or her clients, even if the client is located a great distance from the healthcare professional’s clinic.

Additionally, ZYTOLife.com will facilitate the exchange of knowledge and experience among members of the ZYTO community.  Our expectation is that healthcare professionals who purchase our products will enhance each other’s clinical effectiveness through this sharing.

Customer service is a critical element in our operation and in our ongoing success.  This service takes the form of technical support (e.g., helping customers with software and hardware), and proactive implementation (i.e., contacting new customers to make sure they successfully implement our products).  At the current time, all of our products are designed to generate revenue for our customers, and should be a profit center for each customer, when properly used.  Because customers who make money with our equipment are more likely to continue their monthly subscription payments, assisting each customer through superior customer service is a critical component to our overall business model.

Training and education are also critical.  All of our customers are provided the opportunity to participate in regular training webinars.  Additionally, our websites contain training elements to help our customers master the use of our products in order to implement their use more quickly.

Our products that are available only to healthcare professionals are more complex and therefore, require more training.  In order to facilitate and accomplish successful implementation of our products, we provide healthcare professionals with periodic hands-on clinical opportunities.  Healthcare professionals are also invited to an annual multi-day conference to receive further instruction.  The annual conference includes educational lectures, product trainings, and interfacing with companies whose products complement ZYTO technology, such as nutritional supplement companies.

ZYTO maintains websites that include recorded trainings that are both product-specific and product-use-specific.  These trainings feature ZYTO personnel, as well as experts from various fields in the healthcare industry.  We will continue to build on this knowledge base and to add additional information that is of interest to our customers.

Our 5.0 platform accommodates the effective translation of ZYTO products into different languages.  Currently, we have certain products in English, Spanish, German, Hungarian, Norwegian, Turkish, Polish, Mandarin, and Portuguese.  Our customer service representatives include representatives who are fluent in English, French, Spanish, and Portuguese.  We currently operate in the United States.  Our sales channels include the United States, Canada, Latin America, China, South Africa, Australia, and Europe.  We anticipate further global expansion.

Our strategy for global expansion is to manage all products from the United States, with our development team being primarily located in the State of Utah.  In most instances, all sales will be initiated on the internet and completed in the United States. This will allow for simplifying issues related to the transactions, such as the ease of the laws governing transactions and the cross-border transfer of payments.

As demand increases, we may outsource first level customer support to international companies specializing in these services.  However, we anticipate second level customer support will be retained and managed internally.

Even in light of global opportunities, our largest market for our products remains the United States.  This is due to the widespread internet availability in the United States, as well as close physical proximity and access to ZYTO.  Most marketing and sales efforts are centered in the United States and we anticipate that this trend will continue for the next several years.

History

Xito Corp, a Nevada corporation (“Zyto NV”), was organized on December 30, 2004 by filing Articles of Organization with the Secretary of State of the State of Nevada.  Later, Zyto NV changed its name to ZYTO Corp by filing a Certificate of Amendment with the Secretary of State of the State of Nevada on September 12, 2005.  On September 7, 2006, Vaughn R Cook, founder of Zyto NV, entered into that certain Share Exchange Agreement (hereinafter, the “Exchange Agreement,” and the transaction contemplated thereby hereinafter referred to as the “Exchange Transaction”) with Quiver Corporation, a Delaware corporation that was organized on May 4, 2006 (“Quiver”), pursuant to which (i) the owners of capital stock of Zyto NV exchanged 10,469,500 shares of Zyto NV’s common stock (which represented 100 percent of the shares issued and outstanding of Zyto NV’s common stock) for 5,234,750 shares of Quiver’s common stock on a 2-for-1 exchange basis, and (ii) Mr. Cook exchanged 300,000 shares of an unrelated entity for 8,020,000 shares of Quiver’s common stock. Thus, the Exchange Transaction resulted in an exchange of a controlling interest of Quiver.  Therefore, the Exchange Transaction has been accounted for as a reverse merger with Zyto NV, with Zyto NV being considered the acquiror for accounting purposes.  At the time of the Exchange Transaction, Quiver had no assets or liabilities and had 12,774,748 shares issued and outstanding.  Thereafter, Quiver changed its name to ZYTO Corp by filing Certificate of Amendment with the Secretary of State of the State of Delaware on September 7, 2006, and Zyto NV changed its name to ZYTO Technologies, Inc. by filing a Certificate of Amendment with the Secretary of State of the State of Nevada on April 20, 2007.  We currently own all of the authorized, issued and outstanding shares of capital stock of ZYTO Technologies, Inc.  Additionally, we had previously organized a wholly owned subsidiary called ZYTO Health, Inc. under the laws of the State of Utah, but have since dissolved this subsidiary for business reasons.

Recent Acquisitions

InteMedica, LLC

On January 28, 2008, we entered into that certain Inventory Purchase, Continuing Business Operations and Licensing Agreement (such agreement hereinafter referred to as the “InteMedica Agreement,” and such transaction evidenced thereby hereinafter referred to as the “InteMedica Transaction”) with InteMedica, LLC, a Nevada limited liability company (“InteMedica”), pursuant to which we agreed to purchase the inventory and continuing business operations of InteMedica, which was engaged in the distribution of nutritional supplements.  Under the terms of the InteMedica Agreement, we issued a note payable for $164,000 and issued 100,000 shares of common stock to InteMedica in exchange for the assets and business opportunities purchased thereunder.  We issued such 100,000 shares of common stock at $1.18 per share, the fair market value per share as of the date of this transaction.  The purchase price of $282,000 was allocated based on fair market value with $127,552 going to inventory and $154,448 to goodwill.  During the year 2008, we determined that the goodwill of $154,448 associated with this transaction was impaired.  As a result, the entire amount was expensed in 2008.  During 2009, we liquidated all of the inventory associated with the acquisition and, effective as of December 31, 2009, dissolved the wholly owned subsidiary that we had formed in order to operate this new line of business called ZYTO Health, Inc., which was organized under the laws of the State of Utah.

Products and Services

The development of our technology began in 2001 by Dr. Vaughn R Cook.  The total time required for the development of our technology was just over three years.  The first iteration of our technology was placed on the market in late 2004.  We purchased this technology from Dr. Cook by ZYTO at the beginning of 2005.  Since that time, we have continued to improve upon this foundation by enhancing our associated technology.

There have been several technological revisions over the years, both in terms of software and hardware. There have also been improvements in the provision of customer service.  We continue to improve on existing products and services, and will continue to design, build, and service new products.

Our products monitor dynamic biological states in near-real time and then create a stimulus-response experience called a bio-survey. During the bio-survey, computer data (called virtual stressors) are used to stimulate observable changes in the biological state of the subject.  Our technology then analyzes the interchange between the stimulus from the computer and the response from the client’s body. This data provides valuable clinical information that healthcare professionals can use to create improved and comprehensive client-specific health solutions.  By accessing data collected in this way, healthcare professionals using our technology are able to expand their clients’ care options. With our products, they can design relevant questions and receive detailed answers that serve as navigational aids. Thus, even though this information is not diagnostic, it can facilitate better clinical decisions.

Current products include a biocommunication tool, which consists of software and hardware that is sold to distributors of nutritional supplement products.  This product is called the “Compass” and its primary function is to assist potential customers of nutritional supplement products to make their buying decisions more effective and precise.

The Healthcare Professional line-up of ZYTO products, sold exclusively to healthcare professionals, include the “PRO,” the “Balance 5.0,” and “EVOX 5.0.”  With the final roll-out of the 5.0 platform, the PRO will be replaced with the “Elite 5.0” and a new product called the “Select” will be introduced.   Each of these products uses biocommunication to interface with the bodies of human beings and other animals.

The EVOX, sold exclusively to healthcare professionals, is designed to facilitate perception reframing.  Perception reframing is a technique that facilitates a different way to seeing a circumstance, an opportunity, a problem, or a relationship.  The primary feedback comes from voice.  The person speaks of any topic, for example, circumstances, opportunities, challenges, or relationships.  The EVOX records the energy of the voice and plots it into what is called a Perception Index or PI.  The PI gives the person a visual image of their perception as it pertains to the topic discussed.

Clinical experience has shown that most perceptions are static.  Because perception creates reality, this means most realities are static.  This becomes undesirable if the reality is dysfunctional in any way or less than optimal.  For example, a golfer may approach the ball the same way every time and thus reach a performance plateau.  At a conscious level he may learn better techniques, but at a subconscious level he is still bound by the perception he carries of his golf game, or of his ability to master it.  His golf reality remains static.

In the case of relationships, a person may repeatedly attract destructive behaviors; for example, the woman who repeatedly marries abusive men.  Even though at an intellectual level she knows better, for some reason she continues to fall for ‘the wrong guy.’  This is the result of a static perception that perpetuates dysfunctional outcomes and has very little to do with her intellectual desire for something better.

In terms of EVOX, a static perception is reflected, when speaking of one topic multiple times results in a PI that is the same, or very similar.  With EVOX it is possible to quickly and painlessly shift, or reframe perception at a conscious and subconscious level.  Perception reframing allows for a more mature or functional reality and is used to improve any aspect of human performance.

Operating Divisions

Our business is managed by groups of employees called “workgroups.” Each workgroup has specialized assignments, which include Accounting (includes inventory management), Technical Customer Service, Compass Sales and Product Implementation, Healthcare Professional Sales and Product Implementation, Marketing, and Product Development.  Each of these work groups is supervised by a manager.

As the only two officers of ZYTO, Dr. Vaughn R Cook, President and CEO, and Kami J. Howard, CFO and Secretary, oversee all of our operations.  We have fewer than thirty employees, so the primary management interface is handled through regular meetings.

Additionally, all employees are paid a financial incentive when we meet or exceed certain revenue targets.  Daily revenue reports are distributed to all employees in order for all employees to receive immediate feedback as to the effectiveness of our day-to-day activities.

Marketing and Sales

Marketing and sales are segregated into two distinct areas: Compass and Healthcare Professional.

The Compass is sold to distributors of nutritional supplement products.  These distributors sell through direct sales or network marketing channels.  As a rule, we will only create a Compass when a distribution company offers more than twenty nutritional supplement products, and only if that company has more than five thousand distributors.  Currently we have Compasses for twelve companies.  There are no nutritional supplement product distribution companies that endorse the Compass directly as a tool to help their distributors sell product.  The primary reason for this is liability.  Nutritional supplement product manufacturers and distributors are required to limit their health claims to what is printed on the label.  To someone who does not understand how the Compass works, it may be easy to falsely assume a claim is being implied that a biological preference for a particular nutritional supplement product means that product will ‘fix’ something that is wrong with the customer.  If this false assumption was supported by the manufacturer, or if their endorsement of the Compass is perceived as supporting this false assumption, it may imply an expansion of claims other than those on the product label.

The Compass does not extend any label claim, but, in order to ensure this is clear, it must be noted that manufacturers and distributors of nutritional supplements whose products are included with a Compass maintain a clear arm’s length relationship with us and with the Compass.  In no instance do we share in the revenue from the sale of nutritional supplement products sold in conjunction with a Compass.  Likewise, in no instance does a nutritional supplement product manufacturer share in the revenue we generate from the sale of a Compass.

The primary system we use to propagate sales through the distributor network of a particular company is via an affiliate program.  Every Compass owner may choose to become an affiliate.  Each affiliate is issued a web link that may be shared with other individuals interested in the Compass.  When a prospective purchaser follows that link, it directs them to www.ZYTOCompass.com, where the website recognizes the source of the inquiry.  Should the prospect purchase the Compass, the affiliate is paid a nominal referral bonus.  Most referrals are made to individuals within the affiliate’s sales organization.

The primary incentive for a nutritional supplement product distributor to refer someone to purchase a Compass is the increased revenue he or she will receive through the payout of referral bonuses. We increase Compass sales through this referral bonus system.  For more information specifically about the Compass visit www.ZYTOCompass.com.

Healthcare Professional Products include the PRO, Balance 5.0, and EVOX 5.0.  Sales of these products are made using internal sales persons and outside sales representatives.  Internal sales representatives receive a base salary and commission bonuses based on total sales.  Outside sales representatives receive sales commissions on completed sales only.

As a means of generating business for the Healthcare Professional Products, we have created a Strategic Marketing Partner Program (hereinafter, the “SMP Program”).  Currently there are three companies that participate in the SMP Program: Nutri-West, Biotics Research Corporation, and Premier Research Labs (collective, the “SMP Companies”).

For each SMP company, we create a Balance 5.0.  The Balance 5.0 is designed to be used in a health clinic to identify SMP Company products for which clients have a biological preference.  This, along with other information provided by the Balance 5.0, assists healthcare professionals in making better nutritional supplement recommendations to their clients.

Additionally, the reports generated by the Balance 5.0 are designed to educate clients and to provide them the motivation necessary to comply with the recommendations of their healthcare provider.  It is well understood that client compliance is necessary for positive clinical outcomes and the Balance 5.0 facilitates that compliance.

SMP companies participate in our SMP Program because healthcare professionals who use our technology are more confident in making nutrition part of their practices and therefore tend to sell more nutritional supplement products.  We do not participate financially in any nutritional supplement product sales by SMP companies, and SMP companies do not participate financially in our technology sales.  The SMP relationship, although symbiotic, is strictly an arm’s length relationship.  We maintain responsibility and liability for our technology and SMP companies do the same for their products.

In addition to the SMP Program, we advertise in trade journals and we attend a number of professional conferences and trade shows every year.  We also provide sponsorship support to professional organizations and their events when possible.

Industry Overview

Although our technology is not technically medical, much of it is targeted to the complementary and alternative medical (“CAM”) marketplace.   Technically, this is because biocommunication involves a direct interface to the body of humans and animals.  The interface creates a ‘stimulus-response’ communication channel where the computer sends a stimulus in the form of an electronic signal to the body and the body responds.  The response measured is very subtle changes in the electrical properties of the skin and involves multiple contact points.  This process is sometimes described metaphorically as ‘the computer asks the body a question and the body answers.’  The outcome of the ‘conversation’ is to determine what we call biological preference.  In other words, we determine a client’s biological preference based on the body’s response to various stimuli presented.  Because one of the primary functions of biocommunication is to identify biological preference, it’s natural that our technology would have application in the decision making done by practitioners of CAM. The National Institutes of Health National Center for Complementary and Alternative Medicine reported that in 2007, 38.3 percent of all adults in the United States used some form of CAM.  This number has grown steadily from year to year and our technology has the potential to become a significant contributor to this growing market.

The primary demographic of CAM customers are educated females with above-average incomes.  This demographic is also more likely to be computer literate and, therefore, more comfortable with our computer applications.

In addition to practitioners of CAM, EVOX 5.0 opens another growing market for us: life coaches and performance coaches of all types.  The ability EVOX 5.0 has to improve human performance at every level makes it appealing.  According to a recent USA Today article, there are more than 10,000 life coaches working in the United States.  Interestingly, the demographic of those who seek help from a life coach is very similar to CAM generally: female, educated, with above-average incomes.

For the Compass, our target market is network marketing companies with more than twenty nutritional supplement products in their product offering, and more than five thousand distributors.  Worldwide, this market is enormous and growing more every day.  Worldwide direct selling accounted for $114 billion in sales in 2007.  Within network marketing, health and wellness products rank as the number two highest selling category for products types.  Our target markets are large and could potentially lead to ongoing growth for several years.

Competition

We believe that our principal competitors include GTech and BioMeridian International, Inc., and other manufacturers of similar technology that may provide biocommunication applications.  Our most significant challenge in the marketplace is not alternative product offerings from competing companies, but the lack of knowledge of our products in the marketplace and what the products can do for potential customers.

We are competitive with other companies’ software-based solutions with regard to the features and effectiveness of our product offerings, as well as price, customer service, and name recognition. Our relative strengths and weaknesses vary on a competitor-by-competitor basis.  In general, our relative strengths include the ease of implementation and use of our products, assurance of continual development and upgrading of our products, and customer support.  Our relative weaknesses include capital constraints and market reach.

Many of our existing and potential competitors have longer operating histories and more recognized brands in the industry. These competitors may be able to attract customers more easily because of their resources and the marketplace’s awareness of their products. To compete with these companies, we rely primarily on trade shows, advertising in trade publications, Internet marketing, and strategic marketing partnerships.

Dependence on a Concentrated Number of Customers

We have several thousand customers and are not reliant upon any single customer or group of major customers. During our most recent fiscal year, no one customer accounted for more than 1 percent of our revenue.

Proprietary Intellectual Property

None of our products or services are subject to any patents, patent applications or registered copyrights. We believe that our primary software application is protected by common law copyrights; however, to protect our software and other innovations, we rely principally on trade secret and contract law in the United States to protect our proprietary rights. We generally enter into confidentiality agreements, “work-made-for-hire” contracts and intellectual property licenses with our employees, consultants and corporate partners, respectively, as part of our efforts to control access to and distribution of our technologies, content and other proprietary information. We also do not grant to our customers rights to access our software source code. These agreements and our policies are intended to protect our intellectual property, but we cannot assure that these agreements or the other steps we have taken to protect our intellectual property will be sufficient to prevent theft, unauthorized use or unauthorized disclosure. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, our efforts may not be sufficient or successful. It may be possible that some of our innovations may not be protectable. If third parties were to use or otherwise misappropriate our source code, other copyright materials, trademarks, service marks or other proprietary rights without our consent or approval, our competitive position could be harmed, or we could become involved in costly and distracting litigation to enforce our rights.

We have not registered any trademarks with the U.S. Patent and Trademark Office or filed any application for the registration of the trademarks.

Government Regulation

Other than business license requirements and laws and regulations generally applicable to all entities in the jurisdictions in which we operate, we do not need any material government approvals in connection with our business and are not subject to material government regulation.

Research and Development

We expensed $186,291 of research and development costs during 2009 and $344,691 of research and development costs during 2008, none of which was funded by customers.

Environmental Laws

We do not use hazardous substances in our operations and have not incurred, and do not expect to incur, material costs associated with compliance with environmental laws at the federal, state and local levels.

Employees

As of June 28, 2010, we had 24 employees.  Among them, two were part-time.  We do not have formal employment agreements with our employees.  We believe that all employee relationships are satisfactory.

Common Stock

Our common stock is quoted on the Pink OTC Markets electronic quotation service under the symbol “ZYTC.”

Corporate Information

Our principal executive offices are located at 387 South 520 West, Ste. 200, Lindon, UT  84042, and our telephone number is 801-224-7199.  Our website is www.ZYTO.com.

ITEM 1A             RISK FACTORS

Risk Factors

Our business faces many risks. We believe the risks described below are the material risks we face. However, the risks described below may not be the only risks we face. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. If any of the events or circumstances described below actually occur, our business, financial condition or results of operations could suffer, and the trading price of our shares of common stock could decline significantly. Investors should consider the specific risk factors discussed below, together with the “Cautionary Statement Concerning Forward-Looking Statements” and the other information contained in this Form 10 and the other documents that we will file from time to time with the SEC.

Risks Related to Our Business

We may incur losses in the future. We may not maintain profitability. If additional capital is not available, we might have to curtail or cease operations.

Our business has experienced net losses in the past.  Although we experienced net profits last year, we may incur additional net losses over the next several years as we continue our research and development activities. Since we might not successfully develop additional products, obtain required regulatory approvals if needed, manufacture products at an acceptable cost or with appropriate quality, or successfully market products with desired margins, our expenses might exceed any revenues we receive. Our commitment of resources to the continued development of our products might require significant additional funds for development. Our operating expenses also might increase if we:

•	increase the number of patents we are prosecuting or otherwise expend additional resources on patent prosecution or defense;
•	invest in or acquire additional technologies, product candidates or businesses; or
•	impair any of our investments in our product candidates.

Although we expect to have sufficient cash to fund our operations and working capital requirements, we might need to raise additional capital in the future to:

•	acquire complementary businesses or technologies;
•	respond to competitive pressures;
•	fund our research and development programs; or
•	commercialize our product candidates.

Our future capital needs depend on many factors, including:

•	the scope, duration and expenditures associated with our research and development programs;
•	continued scientific progress in these programs;
•	the outcome of potential licensing transactions, if any;
•	competing technological developments;
•	our proprietary patent position, if any, in our product candidates;
•	the regulatory environment for our product candidates; and
•	the cost of attracting and retaining employees.

We might seek to raise necessary funds through public or private equity offerings, debt financings or additional collaborations and licensing arrangements. We might not be able to obtain additional financing on terms favorable to us, if at all. General market conditions might make it very difficult for us to seek financing from the capital markets. We might have to relinquish rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through collaborations or licensing arrangements. If adequate funds are not available, we might have to delay, reduce or eliminate one or more of our research or development programs and reduce overall overhead expenses or cease operations. These actions might reduce the market price of our common stock.

We might obtain future financing through the issuance of debt or equity, which might have an adverse effect on our stockholders or otherwise adversely affect our business.

If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of liquidation. In such event, there is a possibility that once all senior claims are settled, there might be no assets remaining to pay out to the holders of our common stock. In addition, if we raise funds through the issuance of additional equity, whether through private placements or public offerings, such an issuance would dilute the ownership of our then current stockholders.

The terms of debt securities might also impose restrictions on our operations, which might include limiting our ability to incur additional indebtedness, to pay dividends on or repurchase our capital stock, or to make certain acquisitions or investments. In addition, we might be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events outside of our control.

Provisions in our Amended and Restated Certificate of Incorporation and By-Laws and of Delaware law might prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our Amended and Restated Certificate of Incorporation, By-Laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

•	no right of our stockholders to act by written consent;
•	the right of our board to issue preferred stock without stockholder approval; and
•	no stockholder rights to call a special stockholders meeting.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any one holder of 15 percent or more of our outstanding common stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board and by providing our board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer might be considered beneficial by some stockholders and could delay or prevent an acquisition that our board determines is not in our best interests and our stockholders.

We do not expect to pay any dividends in the foreseeable future.

We do not expect to declare dividends in the foreseeable future. We currently intend to retain any potential future earnings to support our operations and to finance the growth and development of our business. We might not ever have sufficient surplus under Delaware law to be able to pay any dividends.

As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will raise our costs and may divert resources and management attention from operating our business.

Following the effectiveness of this Form 10, we will need to file with the SEC annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC regulations. Thus, we will need to ensure that we have the ability to prepare, on a timely basis, financial statements that comply with SEC reporting requirements. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the national securities exchange upon which we list our common stock, and the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to:

•	prepare and distribute reports and other stockholder communications in compliance with our obligations under the federal securities laws and the applicable national securities exchange listing rules;
•	define and expand the roles and the duties of our Board of Directors and its committees;
•	institute more comprehensive compliance, investor relations and internal audit functions;
•
evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

The adequacy of our internal control over financial reporting must be assessed by management for each year commencing with the year ending December 31, 2011. Our internal control over financial reporting may not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act. We will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. Ultimately, our efforts may not be adequate to comply with the requirements of Section 404. If we are unable to implement and maintain adequate internal control over financial reporting or otherwise to comply with Section 404, we may be unable to report financial information on a timely basis, may suffer adverse regulatory consequences, may have violations of the applicable national securities exchange listing rules and may breach covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight that will increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing and maintaining controls and procedures that comply with these requirements. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

We may be unable to effectively enhance our existing products or introduce and market new products or may fail to keep pace with advances in technology.

Our industry is characterized by evolving technologies and industry standards, frequent new product introductions, significant competition and dynamic customer requirements that may render existing products obsolete or less competitive. As a result, our position in the industry could erode rapidly due to unforeseen changes in the features and functions of competing products, as well as the pricing models for such products. The success of our business depends on our ability to enhance our existing products and to develop and introduce new products and adapt to these changing technologies and customer requirements. The success of new product development depends on many factors, including our ability to anticipate and satisfy customer needs, obtain regulatory approvals if necessary, develop and manufacture products in a cost-effective and timely manner, maintain advantageous positions with respect to intellectual property and differentiate our products from those of our competitors. To compete successfully in the marketplace, we must make substantial investments in new product development whether internally or externally through licensing, acquisitions or joint development agreements. Our failure to enhance our existing products or introduce new and innovative products in a timely manner would have an adverse effect on our results of operations and financial condition.

The success of our products depends upon market acceptance. Levels of market acceptance for our new products could be affected by several factors, including:

•	the availability of alternative products from our competitors;
•	the price and reliability of our products relative to that of our competitors;
•	the timing of our market entry; and
•	our ability to market and distribute our products effectively.

We may be subject to complex and costly regulation.

Our products are not “medical devices” and are, therefore, not subject to regulation by the U.S. Food and Drug Administration (“FDA”).  However, it is possible that one or more of our products could be reclassified by the FDA as a medical device and could be subject to regulation by the FDA and other national, supranational, federal and state governmental authorities. It can be costly and time-consuming to obtain regulatory clearance and/or approval to market a medical device or other product. Clearance and/or approval might not be granted for a new or modified device or other product on a timely basis, if at all. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. Our failure to maintain clearances or approvals for existing products or to obtain clearance or approval for new or modified products could adversely affect our results of operations and financial condition. In addition, we are not currently subject, but could become subject to regulations covering manufacturing practices, product labeling and advertising and adverse-event reporting that apply after we have obtained clearance or approval to sell a product.

Our technology is:

1.	Not recognized in any formulary or pharmacopeia.
2.	Not intended to diagnose or treat.
3.	Not intended to affect the structure or function of the body.

We often compare our technology to the clipboard, pen, and printed health history form that a doctor gives a new client. These are tools used to gather information about the client. The completed health history has significant clinical value, but that does not mean the clipboard, pen, and printed form are medical devices.

Although information gathered with ZYTO technology can have significant clinical value, that information is simply another form of questionnaire (called a bio-survey) and our technology is simply the tool used for “filling in the form.”

Even though we have reliable opinions that our technology is not medical, we are always reviewing changes in the industry and the laws of the countries we operate in to remain in compliance.

Declining economic conditions could adversely affect our results of operations and financial condition.

Disruptions in the financial markets and other macro-economic challenges currently affecting the economy and the economic outlook of the United States and other parts of the world could adversely impact our customers and vendors in a number of ways, which could adversely affect us. Recessionary conditions and depressed levels of consumer and commercial spending have caused and may continue to cause customers to reduce, modify, delay or cancel plans to purchase our products.  If our customers’ cash flow or operating and financial performance deteriorate, or if they are unable to make scheduled payments or obtain credit, they may not be able to pay, or may delay payment of, accounts receivable owed to us.

Any inability of current and/or potential customers to pay us for our products or any demands by vendors for different payment terms may adversely affect our results of operations and financial condition.

We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others.

We rely on a combination of patent processes, trademarks, copyrights, trade secrets and nondisclosure agreements to protect our proprietary intellectual property. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. There can be no assurance that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us.

Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

Patent litigation is costly to defend and can result in significant damage awards, including treble damages under certain circumstances, and injunctions that could prevent the manufacture and sale of affected products or force us to make significant royalty payments in order to continue selling the affected products.  We could become involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. A successful claim of patent or other intellectual property infringement against us could adversely affect our results of operations and financial condition.

Defects or failures associated with our products and/or our quality system could lead to the filing of adverse event reports, recalls or safety alerts and negative publicity and could subject us to regulatory actions.

Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or the injury or death of a person. These problems could lead to a recall of, or issuance of a safety alert relating to, our products and result in significant costs and negative publicity. An adverse event involving one of our products could result in reduced market acceptance and demand for all products within that brand, and could harm our reputation and our ability to market our products in the future. We may also voluntarily undertake a recall of our products or temporarily shut down production lines based on internal safety and quality monitoring and testing data.

We may incur product liability losses and other litigation liability.

We are, and may be in the future, subject to product liability claims and lawsuits, including potential class actions, alleging that our products have resulted or could result in an unsafe condition or injury. Any product liability claim brought against us, with or without merit, could be costly to defend and could result in settlement payments and adjustments not covered by or in excess of insurance. In addition, we may not be able to obtain insurance on terms acceptable to us or at all because insurance varies in cost and can be difficult to obtain. Our failure to successfully defend against product liability claims or maintain adequate insurance coverage could have an adverse effect on our results of operations and financial condition.

Future court decisions and legislative activity may increase our exposure to litigation and regulatory investigations. In some cases, substantial non-economic remedies or punitive damages may be sought.

We rely on the performance of our information technology systems, the failure of which could have an adverse effect on our business and performance.

Our business requires the continued operation of sophisticated information technology systems and network infrastructure. These systems are vulnerable to interruption by fire, power loss, system malfunction and other events, which are beyond our control. Systems interruptions could reduce our ability to manufacture and provide service for our products, and could have an adverse effect on our operations and financial performance.

The inability to obtain adequate supplies of raw materials for products at favorable prices, or at all, or the inability to obtain certain products from third-party suppliers and manufacturers, could have a material adverse effect on our business, financial condition, or results of operations.

We acquire all of our raw materials for the manufacture of our products from third-party suppliers. We also contract with third-party manufacturers and suppliers for the production of some of our products, including the Hand Cradle (a hardware component), the Tower (a hardware component), and all electronic components. These third-party suppliers and manufacturers produce and, in most cases, package these products according to formulations that have been developed by, or in conjunction with, our in-house product development team. There is a risk that any of our suppliers or manufacturers could discontinue manufacturing our products or selling their products to us. Although we believe that we could establish alternate sources for most of our products, any delay in locating and establishing relationships with other sources could result in product shortages or back orders for products, with a resulting loss of net sales. In certain situations, we may be required to alter our products or to substitute different products from another source. There can be no assurance that suppliers will provide the raw materials or manufactured products that are needed by us in the quantities that we request or at the prices that we are willing to pay. Because we do not control the actual production of certain raw materials and products, and because one or more of our suppliers and manufacturers are located in foreign countries, we are also subject to delays caused by any interruption in the production of these materials, based on conditions not within our control, including weather, crop conditions, transportation interruptions, strikes by supplier employees, and natural disasters or other catastrophic events.

Due to the competitive nature of our industry and the cost containment efforts of our customers and third-party payers, we may be unable to pass along cost increases for key components or raw materials through higher prices to our customers. If the cost of key components or raw materials increases and we are unable fully to recover these increased costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability.

We may not be successful in our strategic acquisitions of, investments in, or joint development agreements with, other companies and businesses.

We may pursue acquisitions of complementary businesses, technology licensing arrangements and joint development agreements to expand our product offerings and geographic presence as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition, license arrangement or joint development agreement. Other companies may compete with us for these strategic opportunities. Even if we are successful in making an acquisition, the products and technologies that we acquire may not be successful or may require significantly greater resources and investments than we originally anticipated. We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of the acquired company, including issues related to internal control over financial reporting, regulatory or compliance issues that could exist for an acquired company or business and potential adverse short-term effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and/or rating and result in reduced availability of credit to us or in increased borrowing costs and interest expense.

We could experience difficulties in integrating geographically separated organizations, systems and facilities, and personnel with diverse backgrounds. Integration of an acquired business also may require management resources that otherwise would be available for development of our existing business. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, results of operations and financial condition could be adversely affected.

We may need additional financing in the future to meet our capital needs or to make opportunistic acquisitions and such financing may not be available on favorable terms, if at all, and may be dilutive to existing stockholders.

We intend to increase our investment in research and development activities and expand our sales and marketing activities. We also may make acquisitions. As a consequence, in the future, we may need to seek additional financing. We may be unable to obtain any desired additional financing on terms favorable to us, if at all. If we lose an investment grade credit rating or adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds through the issuance of equity securities, our stockholders will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants.

Additionally, our ability to make scheduled payments or refinance our obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and financial, business and other factors beyond our control. Recent disruptions in the financial markets, including the bankruptcy or restructuring of a number of financial institutions and reduced lending activity, may adversely affect the availability, terms and cost of credit in the future. There can be no assurance that recent government initiatives in response to the disruptions in the financial markets will stabilize the markets in general or increase liquidity and the availability of credit to us.

We are subject to risks associated with doing business outside of the United States.

Our sales efforts outside of the United States are subject to risks that are inherent in conducting business under non-U.S. laws, regulations and customs. Over the next few years, we plan to increase sales outside of the U.S.  The risks associated with our sales efforts outside the United States include:

•	changes in non-U.S. government programs;
•	multiple non-regulatory requirements that are subject to change and that could restrict our ability to manufacture and sell our products;
•	different local product preferences and product requirements;
•	trade protection measures and import or export licensing requirements;
•	difficulty in establishing, staffing and managing non-U.S. operations;
•	different labor regulations;
•	changes in environmental, health and safety laws;
•	potentially negative consequences from changes in or interpretations of tax laws;
•	political instability and actual or anticipated military or political conflicts;
•	economic instability and inflation, recession or interest rate fluctuations;
•	uncertainties regarding judicial systems and procedures;
•	minimal or diminished protection of intellectual property in some countries; and
•	regulatory changes that may place our products at a disadvantage.

These risks, individually or in the aggregate, could have an adverse effect on our results of operations and financial condition.

We are also exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. If the U.S. dollar strengthens in relation to the currencies of other countries, our U.S. dollar reported revenue and income will decrease. Additionally, we incur significant costs in foreign currencies and a fluctuation in those currencies’ value can negatively impact manufacturing and selling costs. Changes in the relative values of currencies occur regularly and, in some instances, could have an adverse effect on our results of operations and financial condition.

Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operation and financial condition.

We are subject to the tax laws and regulations of the U.S. federal, state and local governments and, possibly, international jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, U.S. federal, state and local, as well as international, tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Network marketing Distributors are essential to our business model, and we often do not have direct control over the marketing of our products.

We rely on non-employee, independent distributors known as “Compass Affiliates” to market and sell the Compass system, and to generate a large portion of our sales.  Compass Affiliates typically market and sell our products on a part-time basis and likely will engage in other business activities.  We rely primarily upon our Compass Affiliates to attract, train and motivate new Compass Affiliates. Our sales of the Compass are directly dependent upon the efforts of our Compass Affiliates. Our ability to maintain and increase sales in the future will depend in large part upon our success in increasing the number of new Compass Affiliates, retaining and motivating our existing Compass Affiliates, and in improving the productivity of our Compass Affiliates.

We can provide no assurances that the number of Compass Affiliates will increase or remain constant or that their productivity will increase. The number of active Compass Affiliates may not increase and could decline in the future. Compass Affiliates may terminate their services at any time. There is a high turnover among new distributors in the network marketing industry from year to year. We cannot accurately predict any fluctuation in the number and productivity of Compass Affiliates because we primarily rely upon existing Compass Affiliates to sponsor and train new Compass Affiliates and to motivate new and existing Compass Affiliates. Our operating results could be adversely affected if we and our existing Compass Affiliates do not generate sufficient interest in our business to successfully retain existing Compass Affiliates and attract new Compass Affiliates.

The violation of marketing or advertising laws by Compass Affiliates in connection with the sale of our products could adversely affect our business.

All Compass Affiliates sign a written contract and agree to adhere to certain policies and procedures.  Although these policies and procedures prohibit Compass Affiliates from making false, misleading and other improper claims regarding the Compass system or income potential from the distribution of the Compass system, Compass Affiliates may, from time to time, without our knowledge and in violation of our policies, create promotional materials or otherwise provide information that does not accurately describe our marketing program. They also may make statements regarding potential earnings, product claims, or other matters in violation of our policies or applicable laws and regulations concerning these matters. These violations may result in legal action against us by regulatory agencies, state attorneys general, or private parties. Legal actions against our Compass Affiliates or others who are associated with us could lead to increased regulatory scrutiny of our business. We take what we believe to be commercially reasonable steps to monitor the activities of our Compass Affiliates to guard against misrepresentation and other illegal or unethical conduct by Compass Affiliates and to assure that the terms of our policies and procedures are observed. There can be no assurance, however, that our efforts in this regard will be sufficient to accomplish this objective. Adverse publicity resulting from such activities could also make it more difficult for us to attract and retain Compass Affiliates and may have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Common Stock

Your percentage of ownership in us may be diluted in the future.

As with any publicly-traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.

Our common stock may never be widely traded and you may have no ability to sell the shares.

While our stock has a trading symbol to facilitate trades on the OTC “Pink Sheets,” there is no significant public trading market for our shares of common stock. And there can be no assurance that a liquid market for our common stock will be established or that, if established, a market will be sustained. Therefore, if you purchase our common stock you may be unable to sell the shares. Accordingly, you should be able to bear the financial risk of losing your entire investment.

Only market makers can apply to quote securities.  Market makers who desire to initiate quotations in the OTC Bulletin Board system must complete an application (Form 211) (unless an exemption is applicable) and by doing so, will have to represent that it has satisfied all applicable requirements of the Securities and Exchange Commission Rule 15c2-11 and the filing and information requirements promulgated under the National Association of Securities Dealers’ (“NASD”) By-Laws. The OTC Bulletin Board will not charge us a fee for being quoted on the service. NASD rules prohibit market makers from accepting any remuneration in return for quoting issuers’ securities on the OTC Bulletin Board or any similar medium. The NASD Regulation, Inc. will review the market maker’s application (unless an exemption is applicable) and if cleared, it cannot be assumed by any investor that any federal, state or self-regulatory requirements other than certain NASD rules and Rule 15c2-11 have been considered by the NASD Regulation, Inc. Furthermore, the clearance should not be construed by any investor as indicating that the NASD Regulation, Inc., the Securities and Exchange Commission, or any state securities commission has passed upon the accuracy or adequacy of the documents contained in the submission.

The OTC Bulletin Board is a market maker or dealer-driven system offering quotation and trading reporting capabilities, a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in OTC equity securities. The OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting market makers or dealers in stocks. There is no assurance that our common stock will be accepted for listing on the OTC Bulletin Board or on any trading system other than the OTC “Pink Sheets.”

If our common stock does not meet blue sky resale requirements, certain stockholders may be unable to resell our common stock.

The resale of common stock must meet the blue sky resale requirements in the states in which the proposed purchasers reside. If we are unable to qualify the common stock and there is no exemption from qualification in certain states, the holders of the common stock or the purchasers of the common stock may be unable to sell them.

Our common stock may be subject to significant restriction on resale due to federal penny stock restrictions.

The Securities and Exchange Commission has adopted rules that regulate broker or dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker or dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The penny stock rules also require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our stock that becomes subject to the penny stock rules, and accordingly, stockholders of our common stock may find it difficult or impossible to sell their securities.

As common shares become eligible for sale, their sales could depress the market price of our stock.

Sales of a significant number of shares of our common stock in the public market following any merger, acquisition or related transaction could harm the market price of our common stock. Moreover, as additional shares of our common stock become available for resale in the public market pursuant to the registration of the sale of the shares, and otherwise, the supply of our common stock may be offered from time to time in the open market for the shares of common stock.

Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock.

Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of or authorized preferred stock, we may do so in the future.

Our common stock may experience significant price and volume fluctuations.

We operate in a unique industry and market prices for our common stock could be volatile for the foreseeable future, so that investment in our securities involves substantial risk. Additionally, the stock market from time to time has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. The following are some of the factors that might have a significant effect on the market price of our common stock:

•	the risk factors described in this document;
•	developments or disputes as to patent or other proprietary rights;
•	approval or introduction of competing products and technologies;
•	failures or unexpected delays in timelines for our potential products in development, including the obtaining of regulatory approvals, if necessary;
•	delays in manufacturing;
•	fluctuations in our operating results;
•	market reaction to announcements by other, similar companies;
•	initiation, termination or modification of agreements with our collaborators or disputes or disagreements with collaborators;

•	loss of key personnel;
•	litigation or the threat of litigation;
•	sales of our common stock held by our directors and executive officers;
•	comments and expectations of results made by securities analysts or investors;
•	changes in accounting standards, policies, interpretations or principles;
•	changes in laws or regulations which adversely affect our industry or us;
•	general conditions in our customers’ industries; and
•	general economic conditions and conditions in the securities markets.

If any of these factors causes us to fail to meet the expectations of securities analysts or investors, or if adverse conditions prevail or are perceived to prevail with respect to our business, the price of our common stock would likely drop significantly. A significant drop in the price of a company’s common stock often leads to the filing of securities class action litigation against such a company. This type of litigation against us could result in substantial costs and a diversion of management’s attention and resources.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials we have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” and “Business” contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” in addition to the following other factors:

•	difficulties or delays in the development, production, manufacturing and marketing of new or existing products and services;
•
changes in laws and regulations or in the interpretation or application of laws or regulations, as well as possible failures to comply with applicable laws or regulations as a result of possible misinterpretations or misapplications;

•	cost-containment efforts of our customers, purchasing groups, third-party payers and governmental organizations;
•
the continued financial viability and success of our customers and suppliers and the potential impact on our customers and suppliers of declining economic conditions, which could impact our results of operations and financial condition;

•
costs associated with protecting our trade secrets and enforcing our patent processes, copyright and trademark rights, and successful challenges to the validity of our patent processes, copyrights or trademarks;

•
actions of regulatory bodies and other government authorities, including the FDA and foreign counterparts, that could delay, limit or suspend product development, manufacturing or sales or result in recalls, seizures, consent decrees, injunctions and monetary sanctions;

•	costs or claims resulting from potential errors or defects in our manufacturing that may injure persons or damage property or operations, including costs from remediation efforts or recalls;
•	the results, consequences, effects or timing of any commercial disputes, patent infringement claims or other legal proceedings or any government investigations;

•	disruption or damage to or failure of our information systems;
•	interruption in our ability to manufacture our products or an inability to obtain key components or raw materials or increased costs in such key components or raw materials;
•
the costs, difficulties and uncertainties related to the integration of acquired businesses, including liabilities relating to the operations or activities of such businesses prior to their acquisition;

•
the costs, difficulties and uncertainties related to the integration of acquired businesses, including liabilities relating to the operations or activities of such businesses prior to their acquisition;

•	uncertainties related to the availability of additional financing to us in the future and the terms of such financing;
•	competitive pressures in the markets in which we operate;
•	the loss of, or default by, one or more key customers or suppliers;
•	unfavorable changes to the terms of key customer or supplier relationships;
•
downgrades of our credit ratings or disruptions to financial markets, and the potential that such downgrades or disruptions could adversely affect our access to capital and the terms of such capital or increase our cost of capital;

•	failure to retain or continue to attract senior management or key personnel;
•	difficulties and costs associated with enhancing our accounting systems and internal controls and complying with financial reporting requirements;
•	the potential effects of threatened or actual terrorism and war; and
•	uncertainties relating to general economic, political, business, industry, regulatory and market conditions.

ITEM 2                FINANCIAL INFORMATION

FINANCIAL INFORMATION – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this document.  Statements in this Management’s Discussion and Analysis and elsewhere in this document that are not statements of historical or current fact constitute “forward looking statements.”

The business and results of operations are affected by a wide variety of factors, many of which are discussed under the heading “Risk Factors” and elsewhere in this document, which could materially and adversely affect the Company’s actual results.  Because of the factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect the business, financial condition, operating results and stock price.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, management does not guarantee future results, levels of activity, performance or achievements.  Except as required by law, management is under no duty to update or revise any of the forward-looking statements whether because of new information, future events or otherwise, after the date of this statement.

Projections and forward-looking statements

This statement contains “forward-looking statements.”  All statements contained in this document that are not clearly historical in nature and forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “will,” and similar expressions are generally intended to identify forward-looking statements.  Many of the statements made herein are forward-looking.  All forward-looking statements (including statements regarding future financial and operating results) involve risks, uncertainties and contingencies, including the risks described herein, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements.  Except as may be required by applicable law, management is under no obligation to (and expressly disclaim any such obligation to) update or alter forward-looking statements, whether because of new information, future events or otherwise.

Overview

At the present time, there is a limited public market for our common stock on the OTC Pink Sheets.  We are filing this statement on Form 10 under the Securities Exchange Act of 1934 (the “Exchange Act”) on a voluntary basis to provide current public information to the investment community among other benefits.  Once this filing on Form 10 becomes effective, we will be subject to the reporting requirements of the Securities and Exchange Act of 1934, and, in accordance therewith, begin to file reports and information with the SEC.  As such, we will incur increased costs as a result of becoming a fully reporting public company.

As of July 1, 2010, we require approximately $325,000 to $350,000 per month to fund recurring operations.  This amount may increase as we expand sales and marketing efforts, our customer base, and continue to develop new products and services.  We have funded our working capital requirements from inception primarily from operations.  However, we have raised $1,397,012 since inception by issuing common stock.  We have also entered in various debt financings since inception, and secured a $100,000 working capital line of credit.

Revenue

Revenues are generated by our two segregated product lines, the Compass and Healthcare Professional.

The Compass is a biocommunication tool, which consists of software and hardware that is sold to distributors of nutritional supplement products.  These distributors sell through direct sales, or network marketing channels.  This product’s primary function is to help potential customers for these nutritional supplement products make their buying decisions more quickly and more precisely.  As a rule, we will only create a Compass when the distributing company offers more than twenty nutritional supplement products, and only if that company has more than five thousand distributors.  Currently we have Compasses for twelve companies.  For more information about the Compass visit www.ZYTOCompass.com.

We have implemented an Affiliate Program to assist in promoting Compass sales.  Individuals who participate receive a customized link to distribute to potential customers.  When orders are placed through the customized links, which reference affiliate accounts, affiliates are eligible to receive $100 commission per Compass sale.

The Healthcare Professional Products include the PRO, Balance 5.0, and EVOX 5.0.  Upon the complete roll-out of the 5.0 platform, the PRO will be replaced with the Elite 5.0 and a new product will be introduced with the 5.0 roll-out, the Select.  Each of these products uses biocommunication as a primary interface to the body.

The EVOX 5.0 is designed to facilitate perception reframing.  Perception reframing is a technique that opens a person to a different way of seeing a circumstance, an opportunity, a problem, or a relationship.  The idea is to quickly and painlessly allow an improved view, at a conscious and subconscious level.  Perception creates reality.  Perception reframing allows for a more mature or functional reality and can be used to improve any aspect of human performance.

Sales of these Healthcare Professional Products are made using internal sales persons and outside sales representatives.  Internal sales representatives receive a base salary and commission bonuses based on sales performance.  Outside sales representatives receive only commissions.  We have implemented various referral fee programs for individuals who influence sales.  Referral fees are paid based on a 12-month rolling total number of referrals resulting in sales of the Healthcare Professional Products.  The referral fees range from $100 - $500 per sale depending on the product sold.

With each system purchase, the customer agrees to a monthly software subscription fee.  The monthly fee for each product is listed in the pricing matrix below.  For customers who purchase multiple Healthcare Professional Products, the maximum monthly subscription fee is $75 per month.  At the time of purchase, customers are required to provide us with a credit card to be processed each month.  In the event the credit card declines, the customer is notified by e-mail.  The customer has five days to update their credit card information to ensure a successful charge or their software will automatically deactivate.

The customer is granted one license per system purchased.  The customer may install the software on two computers but may only use each license on one computer at a time.

ZYTO Pricing Matrix

Product	MSRP	Monthly Subscription Fee
Compass 2.0	$399	$39.95
PRO 4.0	$9,950	$50.00
Balance 5.0 – Monthly subscription option (1.a)	$597	$97.00
Balance 5.0 – Purchase option (1.b)	$2,750	$50.00
EVOX 5.0	$5,750	$50.00
Select 5.0 (new platform – release date of Q3, 2010)	$5,750	$50.00
Elite 5.0 (new platform – release date of Q3, 2010)	$10,750	$50.00

(1)	For the Balance 5.0 product, we offer two options.

a.
The customer can pay an initial set-up fee of $597 (which includes the purchase of the ZYTO hand cradle) and agree to a monthly subscription fee of $97 per month.  Provided the customer’s monthly subscription account is in good standing, at any time during the monthly subscription service, the customer may purchase a product within our Healthcare Professional line of products and we will credit the customer’s prior three monthly subscription payments towards the purchase.

b.	The customer can purchase the product for $2,750 and agree to the standard monthly subscription fee of $50.

As part of the subscription service, all products are warranted to conform to the applicable specifications for a period of one year for all ZYTO-branded electronic components and one year for all ZYTO-branded mechanical parts, from the date of shipment.  The warranty extends in 30-day increments for all active installations based on a current and continuous subscription.  Continuous means the subscription is paid each month from the date of initial purchase.  In the event the subscription becomes non-continuous for any reason the hardware and electronic components are not eligible for a continued monthly extension of warranty.  Non-continuous or inactive installations may replace any broken or damaged parts at current retail cost.

We recognize revenue from customers upon the delivery of system sales.  Other revenues, such as subscription revenues, are recognized upon the performance of services.  Our software application is fully functional upon delivery and implementation and does not require any significant modification or alteration.  We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the customer no longer has the right to return, the fee is fixed or determinable and collection has been made or is reasonably assured.

Operating Expenses

Our selling and marketing expenses consist primarily of salaries and related expenses for our direct sales force, commissions, marketing personnel, training and implementation programs, marketing programs, and advertising campaigns.  We intend to use our experience and connections to continue to promote and market our products.  We anticipate selling and marketing expenses to increase as a result of domestic expansion and a focus on international presence.  As of May 31, 2010, we had 15 employees focusing on selling and marketing activities.

Our general and administrative expenses consist primarily of salaries and related expenses for finance and other administrative personnel, professional fees, office related expenses, facilities, and business insurance.  As of May 31, 2010, we had 5 employees within this category.

Our research and development expenses consist primarily of salaries and related expenses for development personnel.  As of January 1, 2009, we have capitalized all costs relating to significant enhancements and upgrades to our proprietary software.  Prior to 2009, we expensed all research and development costs.  As of May 31, 2010, we had 4 employees within this category.

We have incurred significant expenses from inception through March 31, 2010 primarily attributable to costs incurred to develop and market our products and services.  Since inception through March 31, 2010, we have incurred an accumulated deficit of $7,651,422.

Recent Acquisitions

InteMedica, LLC

On January 28, 2008, we entered into an agreement to purchase the inventory and continuing business operations of InteMedica, LLC, a company engaged in the distribution of nutritional supplements.  We issued a note payable for $164,000 and issued 100,000 shares of common stock to InteMedica for the purchase thereunder.  We issued 100,000 shares of common stock at $1.18 per share, the fair market value per share as of the date of the acquisition.  The purchase price of $282,000 was allocated with $127,552 going to inventory and $154,448 to goodwill.  During the year 2008, we determined that the goodwill of $154,448 associated with this transaction was impaired.  As a result, the entire amount was expensed in 2008.  During 2009, we liquidated all of the inventory associated with the InteMedica Transaction.

Results of Operations

	For the Three Months Ended		For the Fiscal Year Ended
	March 31, 2010 (Unaudited)	March 31, 2009 (Unaudited)	December 31, 2009	December 31, 2008
Statement of Operations Data:
Revenues, net	$885,159	$504,659	$3,206,148	$1,937,853
Cost of sales	$43,841	$45,916	$275,281	$399,598
Gross profit	$841,318	$458,743	$2,930,867	$1,538,255
Total operating expenses	$709,424	$417,820	$2,553,912	$2,392,156
Other income (expense)	$(429,832)	$(45,505)	$(198,640)	$(216,862)
Net income (loss) after taxes	$(297,938)	$(4,582)	$171,362	$(1,069,502)
Net income (loss) per share	$(0.01)	$(0.00)	$0.01	$(0.04)

Three-Month Period Ended March 31, 2010 Compared to Three-Month Period Ended March 31, 2009

Revenues

Revenues for the three months ended March 31, 2010 were $885,159, compared to $504,659 for the three months ended March 31, 2009, reflecting an increase of $380,500, or 75 percent.

Revenues increased primarily due to the marketing initiatives implemented in 2009 and our model of ongoing subscription revenue.  Subscription revenues for the three months ended March 31, 2010 were $303,465, compared to $77,936 for the three months ended March 31, 2009, reflecting an increase of $255,529, or 289 percent.

Selling and Marketing Expenses

Selling and marketing expenses for the three months ended March 31, 2010 were $348,908, compared to $192,918 for the three months ended March 31, 2009, reflecting an increase of $155,990, or 81 percent.  The increase was due to our aggressive marketing strategies implemented in mid 2009 along with increasing the number of employees working within this group from 8 to 15.  We also entered into a month to month contract with a sales coaching firm to provide professional sales mentoring to our sales team resulting in an expense of $42,000 annually.  As a means for generating business for the Healthcare Professional Products, we created a SMP Program, as discussed above, in mid 2009.  Currently there are three SMP companies:  Nutri-West, Biotics Research Corporation, and Premier Research Labs.  These companies participate with us because healthcare professionals who use our technology are more confident in making nutrition part of their practices and therefore tend to sell more nutritional supplement products.  We do not participate financially in any nutritional supplement product sales by SMP companies, and SMP companies do not participate financially in our technology sales.  The SMP relationship, although symbiotic, is maintained at arm’s length.  We maintain responsibility and liability for our technology and SMP companies do the same for their products.  In mid 2009, we started participating and attending a number of professional conferences in a joint marketing relationship with the SMP companies.  In addition to the SMP Program, we began advertising in trade journals and attending various conferences and trade shows.  We also started to provide sponsorship support to professional organizations and their events when possible.

General and Administrative

General and administrative expenses for the three months ended March 31, 2010 were $325,894, compared to $169,882 for the three months ended March 31, 2009, reflecting an increase of $156,012, or 92 percent.  One primary factor to the increase was the engagement of the Aquiline Group to perform public relations services.  The agreement was executed on February 1, 2010 and was for a period of 90 days.  As compensation for services, we agreed to remit on a monthly basis $15,000 in cash along with 50,000 shares of restricted common stock.  Accordingly, for the three months ended March 31, 2010, we issued 100,000 shares of common stock.  The shares were valued at $0.24 per share.  Other factors relating to the increase in expenses resulted from continuing to build the infrastructure necessary to meet customer expectations and anticipated profitable growth.

Research and Development

Research and Development expenses for the three months ended March 31, 2010 were $34,623, compared to $55,020 for the three months ended March 31, 2009, reflecting a decrease of $20,397, or 37 percent.  The decrease was primarily due to our capitalizing $23,288 during the three months ended March 31, 2010 of costs relating to significant enhancements and upgrades to our proprietary software.

Other Income (Expense)

Other income and expense for the three months ended March 31, 2010 was $429,832, compared to $45,505 for the three months ended March 31, 2009, reflecting an increase of $384,327, or 845 percent.  For the three months ended March 31, 2010, the entire amount of $429,832 was accounted for as interest expense, compared to interest expense of $46,454 for the three months ended March 31, 2009.  This increase resulted from our executing an amended promissory note with Vaughn R Cook, Chairman and CEO, extending the maturity date on his original promissory note of $2,500,000 to December 31, 2012.  In exchange for the amended and restated terms, we increased the interest rate from 5 percent to 7 percent per annum and issued a warrant to purchase 1,750,000 shares of common stock at an exercise price of $0.04 per share.  The warrant was exercised on February 3, 2010 and valued at $375,847 using the Black-Scholes pricing model with the following assumptions:  risk free interest rate of 0.30 percent, dividend yield of 0.0 percent, volatility of 199 percent and an expected life of 1 year.  Accordingly, we recognized the value of $375,847 as interest expense.

Net Loss

Our net loss for the three months ended March 31, 2010 was $297,938, compared to $4,582 for the three months ended March 31, 2009.  The net loss increased due to the aforementioned warrant grant.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

Revenues

Revenues for the fiscal year ended December 31, 2009 were $3,206,148, compared to $1,937,853 for the fiscal year ended December 31, 2008, reflecting an increase of $1,268,295, or 65 percent.

Revenues increased primarily due to the marketing initiatives implemented in 2009 and our model of ongoing subscription revenue. Subscription revenues for the fiscal year ended December 31, 2009 were $639,310, compared to $237,190 for the fiscal year ended December 31, 2008, reflecting an increase of $402,120, or 170 percent.

Selling and Marketing

Selling and marketing expenses for the fiscal year ended December 31, 2009 were $1,298,872, compared to $1,071,062 for the fiscal year ended December 31, 2008, reflecting an increase of $227,810, or 21 percent.  The increase was due to our aggressive marketing strategies implemented in mid 2009.  As a means for generating business for the Healthcare Professional Products, we created a SMP Program in mid 2009, as discussed above.  Currently there are three SMP companies:  Nutri-West, Biotics Research Corporation, and Premier Research Labs.  These companies participate in our SMP Program because healthcare professionals who use our technology are more confident in making nutrition part of their practices and therefore tend sell more nutritional supplement products.  We do not participate financially in any nutritional supplement product sales by SMP companies, and SMP companies do not participate financially in our technology sales.  The SMP relationship, although symbiotic, is maintained at arm’s length.  We maintain responsibility and liability for our technology and SMP companies do the same for their products.  In mid 2009, we started participating and attending a number of professional conferences in a joint marketing relationship with the SMP companies.  In addition to the SMP Program, we began advertising in trade journals and attending various conferences and trade shows.  We also started to provide sponsorship support to professional organizations and their events when possible.

General and Administrative

General and administrative expenses for the fiscal year ended December 31, 2009 were $1,068,749, compared to $976,403 for the fiscal year ended December 31, 2008, reflecting an increase of $92,346, or 9 percent.  This nominal increase was due to an increase in general operations costs such as office expenses, additional business insurance and professional fees.

Research and Development

Research and development expenses for the fiscal year ended December 31, 2009 were $186,291, compared to $344,691 for the fiscal year ended December 31, 2008, reflecting a decrease of $158,400, or 46 percent.  This decrease was primarily due to our capitalizing $101,301 of costs relating to significant enhancements and upgrades to our proprietary software during the year ended December 31, 2009.

Other Income (Expense)

Other income and expense for the fiscal year ended December 31, 2009 was $198,640, compared to $216,862 for the fiscal year ended December 31, 2008, reflecting a decrease of $18,222, or 8 percent.  For the fiscal years ended December 31, 2009 and 2008, there was no income allocated to this category and all expenses categorized as other expenses were accounted for as interest expense.  The decrease was primarily due to (i) an interest rate adjustment on the InteMedica, LLC promissory note, and (ii) our gradually retiring the principal balance thereof.  On January 28, 2008, a note payable was issued as part of the InteMedica Transaction.  Per the terms of the $164,000 note, interest began to accrue at a rate of 3 percent per annum.  As of February 15, 2008, the interest rate increased to 36 percent per annum.  On August 1, 2009, we negotiated an interest rate adjustment from 36 percent to 12 percent per annum.  As of March 31, 2010, the balance due under InteMedica Note was $67,363 and accrued interest totaled $494.

Net Income/Loss

Our net income for the fiscal year ended December 31, 2009 was $171,362, compared to a net loss of $1,069,502 for the fiscal year ended December 31, 2008.  This positive increase is a reflection of us transitioning our focus from product development to marketing and sales along with our model of ongoing subscription revenue.  As noted above in the Selling and Marketing expenses sections, we are aggressively partnering with nutritional supplement product companies and attending a variety of conferences and trade shows.  Our technology brings together biology, physics, intelligence theory, and computer science.  Our products are becoming better understood and embraced by more healthcare professionals and consumers.

Liquidity and Capital Resources

Our sources of liquidity have historically been cash from operations, a working capital line of credit, and debt and equity financing.

From September 2006 through July 2008, we raised approximately $1,397,012 through equity financing.

As of March 31, 2010, we had cash and cash equivalents of $56,305.  As of March 31, 2010, we had current liabilities of $860,522 and total current assets of $575,570, with our current liabilities exceeding current assets by $284,952.

On January 1, 2005, we issued a note payable to an officer for intellectual property and other related technologies.  Per the terms of the agreement, interest began to accrue at an effective interest rate of 5 percent as of January 1, 2007 and the note was scheduled to mature on December 31, 2009.  On January 1, 2010, we executed an amended and restated promissory note with the officer, extending the maturity date to December 31, 2012 and increasing the interest rate from 5 percent to 7 percent per annum.  In exchange for the amended and restated terms, we issued the officer a warrant for 1,750,000 shares of our common stock at a per share price of $0.04.

During the year ended December 31, 2007, we entered into a line of credit with a financial institution for $100,000, of which $100,000 is personally guaranteed by Vaughn R Cook. As of March 31, 2010, the amount drawn on the line totaled $80,000.  The interest rate to be applied to the unpaid principal balance during the term is 2 percentage points over the index. The entire principal balance and any accrued and unpaid interest is due on October 25, 2010.  We are required to make monthly interest-only payments.

On January 28, 2008, a note payable was issued as part of the InteMedica, LLC Transaction.  Per the terms of the $164,000 note due under the InteMedica Agreement, interest began to accrue at a rate of 3 percent per annum.  As of February 15, 2008, the interest rate increased to 36 percent per annum.  On August 1, 2009, we negotiated an interest rate adjustment from 36 percent to 12 percent per annum.  We are making monthly payments of $8,000.  As of March 31, 2010, the note payable balance was $67,363 and accrued interest totaled $494.

On February 4, 2009, we issued a note payable in the amount of $11,188 to our landlord for rent due under the relevant lease.  We retired such note on April 27, 2010.

On July 16, 2009, we purchased certain computer hardware and software in exchange for a note payable of $52,360.  We are making monthly payments of $3,400.

On December 1, 2009, we issued a note payable in the amount of $8,803 to the Vaughn R and Kathryn C. Cook Foundation.  Per the terms of the note, interest shall accrue at a rate of 7 percent per annum and principal and accrued interest shall be due and payable on June 30, 2010.

Off-Balance sheet arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, management evaluates estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, goodwill and other intangible assets and going concern.

Revenue recognition

We recognize revenue from customers upon the delivery of system sales.  Other revenues are recognized upon the performance of services.  Our software application is fully functional upon delivery and implementation and does not require any significant modification or alteration.  We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the customer no longer has the right to return, the fee is fixed or determinable and collection has been made or is reasonably assured.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts from estimated losses resulting from the potential inability of certain customers to make required future payments on amounts due.  We determine the adequacy of this allowance by periodically evaluating the aging and past due nature of the individual customer accounts receivable balances and considering the customer’s current financial situation as well as the existing industry economic conditions and other relevant factors that would be useful towards assessing the risk of collectability.  If the future financial condition of our customers were to deteriorate, resulting in their inability to make specific required payments, additions to the allowance for doubtful accounts may be required.  In addition, if the financial condition of our customers improves and collections of amounts outstanding commence or are reasonably assured, then we may reverse previously established allowances for doubtful accounts.

Going concern

From inception through July 2008, we had primarily been in the development stage, devoting a substantial amount of effort to research and development.  Until the year ending December 31, 2009, we expensed all research and development costs relating to significant enhancements and upgrades to its propriety software.  From inception through March 31, 2010, research and development costs totaled $5,850,382.  As of March 31, 2010 and December 31, 2009, we had an accumulated deficit of $7,651,422 and $7,353,484, respectively.  To ensure future profits, we intend to focus on customer retention and expanding our customer base.

Technology

We capitalize all salaries and associated expenses relating to significant enhancements and upgrades to our proprietary software.  As of March 31, 2010, the total capitalized amount was $124,589.  The 5.0 software platform is expected to be completed and released in August 2010 and amortization will begin at that time.

We account for intangible assets under the applicable guidelines of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 350, “Intangibles – Goodwill and Other” (formerly SFAS 142 “Goodwill and other intangible assets”) and FASB ASC 360, “Property, Plant, and Equipment” (formerly SFAS 144 “accounting for the impairment or disposal of long lived assets”). Where intangible assets have finite lives, they are amortized over their useful life unless factors exist to indicate that the asset has been impaired. We evaluate if the assets are impaired annually or on an interim basis if an event occurs or circumstances change to suggest that the assets value has diminished. Under FASB ASC 360, when deemed necessary, we complete the evaluation of the recoverability of its long-lived assets by comparing the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their estimated fair values. Under FASB ASC 360 intangible assets with indefinite useful lives are required to be tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. As of March 31, 2010, we had not recognized any impairment.

ITEM 3                PROPERTIES

We currently lease one facility in Lindon, Utah.  This facility is the headquarters for ZYTO Corp and ZYTO Technologies, Inc.  It consists of 7,395 square feet of net rental area, of which 6,430 are usable square feet.  The lease was executed in October 2009 and a security deposit of $7,500 was paid at signing.  The lease term is four (4) years and commenced on March 1, 2010.  We are obligated for the following future lease payments:

Full Service Rent:

Period (Months)	$/RSF	Monthly Base Rent
Year 1	$17.00	$10,476
Year 2	$17.51	$10,791
Year 3	$18.04	$11,117
Year 4	$18.58	$11,450

We do not store any inventory goods at our facility in Lindon, Utah.  In March 2008, we executed a service agreement with a third party fulfillment center to manage all services relating to procurement, warehousing, ordering, processing, and shipping of inventory.  This agreement may be terminated by either party at any time during the term or any renewal terms, for any reason, with or without cause, effective one hundred twenty (120) days after written notice to the other party.

We do not have a formal investment policy.  Historically, however, we have not invested in real estate, real estate mortgages or securities of, or interest in, persons primarily engaged in real estate activities and have no current intention to do so in the future.

ITEM 4                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 28, 2010, certain information with respect to the beneficial ownership of the common stock by: (1) each person know by us to beneficially own more than 5% of the outstanding shares, (2) each of the directors, (3) each named executive officer and (4) all of the executive officers and directors as a group.

Except otherwise indicated, each person listed below has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.  Applicable percentage of ownership is based on 34,932,543 shares of common stock outstanding on June 28, 2010.

Name and Address of Beneficial Owner (1) (2)	Amount of Beneficial Ownership		Percentage of Outstanding Shares
Vaughn R Cook	12,367,271	(3)	35.4%
Kami J. Howard	500,000		1.4%
Hammad M. Shah	54,500		0.2%
Goodwin Wang	265,000	(4)	0.8%
All directors and officers as a group (4 persons)	13,186,771		37.7%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.
(2)	The address of each of the executive officers and directors is care of: ZYTO Corp, 387 South 520 West, Suite 200, Lindon, UT 84042.
(3)	Includes 4,316,438 shares held by the Vaughn R and Kathryn C. Cook Foundation and 2,450,000 shares held by Kathryn C. Cook, Mr. Cook’s spouse.
(4)	Includes 265,000 shares held by Zhongjie Zang, Mr. Wang’s spouse.

ITEM 5                DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding our executive officers and directors as of June 28, 2010.  Directors are elected for three year terms.  Our Amended and Restated By-Laws require that our Board of Directors to be comprised of at least three, but not more than nine directors.  Accordingly, directors are divided into three classes designated as Class I, Class II and Class III, respectively, with equal numbers of directors in each class, to the extent practicable.  The term for each class of directors is staggered, i.e., one class of directors is elected at each annual meeting of the stockholders.  Accordingly, at each annual meeting of the stockholders, directors elected to succeed the directors of the class whose terms expire at such meeting are elected for a full term of office to expire at the third succeeding annual meeting of stockholders after their election. Officers are elected by the Board of Directors and their terms of office are at the discretion of the board.

Name	Age	Position
Vaughn R Cook	60	Chairman of the Board and Chief Executive Officer
Kami J. Howard	36	Director, Chief Financial Officer and Secretary
Adam Ford	38	Director
Hammad M. Shah	44	Director
Goodwin Wang	51	Director

Vaughn R Cook founded ZYTO and has served as Chairman of the Board and Chief Executive Officer since its incorporation in December of 2004.  Dr. Cook is an honors graduate of Utah State University, has an acupuncture degree from the Oriental Medical Institute of Hawaii, and an OMD (Oriental Medical Doctor) degree from the North American Academy of Advanced Asian Medicine.  He is board certified and licensed as an acupuncturist in Utah.  For over twenty years Dr. Cook has worked in the Complementary and Alternative Medical field. He has specialized in technology applications that integrate western and eastern medicine. He has traveled extensively and taught principles of alternative medicine throughout the United States and in many countries. He has developed two computer-based systems used by healthcare professionals around the world. The most recent of these is ZYTO technology. In addition to his experience with technology he has owned and operated health care facilities specializing in holistic health. This clinical background has allowed him to develop equipment from the perspective of a practicing healthcare professional, which combined with an extensive background in business, has resulted in technology that is clinically effective and financially practical.

Kami J. Howard joined ZYTO in April 2007 as the Chief Financial Officer and was first elected to serve as a director of the Company in October 2008.  Ms. Howard was elected by our Board of Directors to serve as our Secretary on June 27, 2010.   As a member of our senior management team she is involved in strategic planning and is responsible for all financial, regulatory, and investor relation aspects of the business. Prior to joining ZYTO, Ms. Howard spent five years at Browz, LLC where she served as Vice President and Company Controller. Her responsibilities included accounting, business and tax planning on behalf of the LLC and its members. From 2000 to 2003, Ms. Howard served as Vice President and Corporate Controller for BioMeridian Corporation and its subsidiaries. Prior to her appointment at BioMeridian, Ms. Howard served in various senior financial positions. She holds a B.S. in accounting and a Master's Degree in Business Administration.

Adam Ford was first elected to serve as a director of ZYTO in April 2008.  Mr. Ford is an attorney licensed in New York and Utah. He is an honors graduate of Brigham Young University and was a Crawford-Robinson Scholar at the Duke University School Law. In 2001, he began his career with Shearman & Sterling LP in New York City and also practiced with McDermott Will & Emery LP from 2003 to 2006 before moving back to Utah to open his own practice. He has represented Lenzing AG in the sale of Lenzing Fibers Corporation; IDT Corporation in the acquisition of substantially all the assets of Winstar Communications, Inc; KMPG LLP in its acquisition of various offices of Arthur Anderson LLP; Wachovia Securities in Choice One Communications credit agreement restructuring; Wachovia Securities in Perry Ellis International credit agreement restructuring; Rhodes Furniture Group in credit agreement restructuring with Heilig-Meyers; Parmalat USA Corporation and Farmland Dairies, LLC as conflicts counsel in bankruptcy; Motels of America, LLC as counsel to debtor in bankruptcy; Intelsat, Ltd. in MCI/Worldcom, Space Systems/Loral and Verestar bankruptcies; Norddeutsche Landesbank Girozentrale as largest secured creditor in Speigel/Eddie Bauer bankruptcy; ChoHung Bank as largest secured creditor in SK Global America, Inc. bankruptcy; Merrill Lynch, Pierce, Fenner & Smith as creditor in Special Metals Corporation bankruptcy; Bank of America Securities as creditor in Adelphia Communications Corporation bankruptcy; General Electric Capital Corporation as secured creditor in PSINet, Inc. bankruptcy, as well as many other corporate and litigation matters.

Hammad M. Shah was first elected to serve as a director of ZYTO in October 2008, and currently serves as the General Manager of Express Scripts' Emerging Markets Division.  In this role, he has full profit and loss responsibility for all non-PBM businesses in the company's portfolio.  The Emerging Markets Division contains 4 businesses, which generate approximately $1.3 Billion in annual revenue.  Immediately prior to this role, Mr. Shah was Vice President of International Strategy & Business Development and spent most of his time traveling between Europe and China. Mr. Shah started his career with Express Scripts as vice president and general manager of PBM Operations, responsible for driving the successful operations of our east region and its specialty business. Based in St. Louis, Missouri, Mr. Shah lead a team of approximately 3,000 associates operating 15 sites in 10 states, including front-end prescription-processing pharmacies, back-end mail-order fulfillment facilities, patient contact centers and specialty pharmacy operations.  Immediately before joining Express Scripts, Mr. Shah was senior vice president and chief operating officer for Maryland-based VetCentric, Inc., a veterinary pharmacy, where he ran pharmacy operations, call center operations, information technology and regulatory affairs. Prior to that, he was general manager of Arizona operations for PharMerica Corporation, a nationwide institutional pharmaceutical services company, where he directed retail and long-term care operations for the State of Arizona, servicing more than 220 facilities. Before PharMerica, he was vice president and general manager of Caremark’s mail service operations.   Mr. Shah began his pharmacy career in retail store and district management roles with Eckerd Corporation in Pennsylvania, before moving into mail service operations management roles for Eckerd Health Services in Kansas City, Missouri. He earned a Master of Business Administration degree from Arizona State University in 2007, and he is currently completing a second A.S.U. Master’s degree, in Health Sector Management. Mr. Shah holds a Bachelor of Science degree in Pharmacy from Temple University in Philadelphia.

Goodwin Wang was first elected to serve as a director of ZYTO in March 2007.  Born in Hangzhou, the People’s Republic of China, Mr. Wang completed his first degree in Aircraft Design and Manufacturing, before departing for the USA, where he obtained his Masters degree in Computer Science from Arizona State University, and other substantial executive training from Harvard and New York University. Mr. Wang began his career with TNT Inc. in Phoenix, as an Engineering Consultant in the electronics component manufacturing industry. He then immigrated to Vancouver, Canada, where he joined Sino-Cad Circuits [Canada] Ltd, a multi-layer circuit board manufacturer in a business development capacity. In 1992, Mr. Wang joined Master Technology Corp, a Canadian manufacturer and distributor of telecommunication equipment. Over the next four-year period, Mr. Wang led the our expansion into the PRC. As head of the Greater China region, Mr. Wang’s broad scope of responsibilities covered sourcing and negotiation of joint ventures, establishment of organizational structures, and management of subsidiary operations in China. Mr. Wang’s career in executive search and management consulting began when he joined Ward Howell, Shanghai in 1996. Two years later, Mr. Wang established SES Investment (China), a Wholly Owned Foreign Enterprise (“WOFE”) based in Shanghai, and has assisted “Fortune 500” companies successfully launching into China. In 2002, Mr. Wang was  invited to serve as an honorary Senior Strategic Advisor by the local Shanghai Government to develop human capital and introduce foreign investment to the area of Shanghai.  In 2006, he, as a key founder and CEO, established another WOFE – TUUN Investment (Shanghai) Ltd, involved in health management and medical platform development.

Board of Directors

We currently have five board members.  As noted above, our directors are elected for three year terms.  Our Amended and Restated By-Laws require that our Board of Directors be comprised of at least three, but not more than nine directors.  Accordingly, directors are divided into three classes designated as Class I, Class II and Class III, respectively, with equal numbers of directors in each class, to the extent practicable.  The term for each class of directors is staggered, i.e., one class of directors is elected at each annual meeting of the stockholders.  Accordingly, at each annual meeting of the stockholders, directors elected to succeed the directors of the class whose terms expire at such meeting are elected for a full term of office to expire at the third succeeding annual meeting of stockholders after their election.

Committees of the Board of Directors

Our Board of Directors maintains standing Audit and Compensation Committees.  The members of the Audit Committee are Adam Ford, Hammad M. Shah and Goodwin Wang.  Its functions are 1) to review and approve the selection of, and all services performed by, our independent auditor; 2) to review our internal controls; and 3) to review our accounting and financial controls.

The members of the Compensation Committee are Adam Ford, Hammad M. Shah and Goodwin Wang.  Its functions are to determine and approve compensation arrangements for our executive officers and to oversee any stock option, stock award or other employee benefit plan or arrangement established by the Board of Directors for the benefit of our executive officers, management and employees.

ITEM 6                EXECUTIVE COMPENSATION

The compensation of Vaughn R Cook, the Company’s Chief Executive Officer, and Kami J. Howard, the Company’s Chief Financial Officer and Secretary, is shown in the following tables.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($) (2)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($) (3)		Total ($)
Vaughn R Cook, Chairman and CEO	2007 2008 2009	$ $ $	75,000 85,769 126,162	$ $ $	0.00 0.00 3,405	$ $ $	0.00 0.00 10,000	$ $ $	0.00 0.00 0.00	$ $ $	0.00 0.00 0.00	$ $ $	0.00 0.00 0.00	$ $ $	0.00 0.00 5,077	$ $ $	75,000 85,769 144,644

Kami J. Howard, Chief Financial Officer and Secretary (1)	2007 2008 2009	$ $ $	59,304 87,106 117,926	$ $ $	0.00 0.00 3,081	$ $ $	0.00 0.00 10,000	$ $ $	0.00 0.00 0.00	$ $ $	0.00 0.00 0.00	$ $ $	0.00 0.00 0.00	$ $ $	0.00 0.00 5,087	$ $ $	59,304 87,106 136,094

(1)	Ms. Howard joined us in April, 2007.
(2)	On June 2, 2009, we issued 1,000,000 shares of common stock at $0.02 per share for services to our officers.
(3)
Beginning October 2006, directors received 10,000 shares of common stock per year for services.  Beginning May 2007, this amount was increased to 15,000 shares of common stock per year for services.    In January 2009, the Board of Directors unanimously agreed to change the compensation of directors from common stock to cash compensation.  Beginning January 2009, directors received $400.00 per month for services.  In October 2009, this amount was increased to $500.00 per month.

We do not have plans to hire new executive level staff or change our current executive’s compensation structure significantly.  To date, our Board of Directors has not adopted any retirement, pension, profit sharing, equity incentive plan or other similar programs for our executive officers.

Our executive officers have not entered into formal employment agreements.

Director Compensation

The members of our Board of Directors have the authority to fix the compensation of our directors pursuant to our Amended and Restated By-Laws.

Beginning October 2006, our directors received 10,000 shares of common stock per year for services.  Beginning May 2007, this amount was increased to 15,000 shares of common stock per year for services.  In January 2009, our board unanimously agreed to change the compensation of directors from common stock to cash compensation.  Beginning January 2009, our directors received $400 per month for services.  In October 2009, this amount was increased to $500 per month.  Our directors are reimbursed for all expenses relating to attendance at each meeting.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Vaughn R Cook	$5,077	(1)	$0.00	$0.00	$0.00	$0.00	$0.00	$5,077
Kami J. Howard	$5,087	(1)	$0.00	$0.00	$0.00	$0.00	$0.00	$5,087
Adam Ford	$5,100		$0.00	$0.00	$0.00	$0.00	$0.00	$5,100
Hammad M. Shah	$5,100		$0.00	$0.00	$0.00	$0.00	$0.00	$5,100
Goodwin Wang	$5,100		$0.00	$0.00	$0.00	$0.00	$0.00	$5,100

(1)	This amount is also disclosed in the Summary Compensation Table.

ITEM 7                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

On January 1, 2005, we issued a note payable to Vaughn R Cook, Chairman and CEO, for intellectual property and other related technologies.  Per the terms of such note, interest began to accrue at an effective interest rate of five percent as of January 1, 2007 and the note was scheduled to mature on December 31, 2009.  On January 1, 2010, we executed an amended and restated promissory note for $2,500,000 with Mr. Cook, extending the maturity date to December 31, 2012 and increasing the interest rate from 5 percent to 7 percent per annum.  We dispersed interest payments totaling $81,506 for the year ended December 31, 2009.  On February 2, 2010, we granted a warrant to purchase 1,750,000 shares of common stock to Mr. Cook in exchange for the amended and restated terms.  This warrant had an exercise price of $0.04 per share and was exercisable through January 30, 2011.  This warrant was valued at $375,547 using the Black-Scholes pricing model with the following assumptions:  risk free interest rate of 0.30 percent, dividend yield of 0.0 percent, volatility of 199 percent and an expected life of 1 year.  On February 3, 2010, Mr. Cook exercised the warrant for 1,750,000 shares of common stock.  As payment for the exercise, Mr. Cook converted accrued interest due under such outstanding notes.

On or about September 1, 2006, we entered into a consulting agreement with Concentus Media to provide media and video production services.  Vaughn R Cook’s daughter, Sophia Erickson, is the primary principal within the organization.  We dispersed consulting fees totaling $4,087 for the year ended December 31, 2009.

On or about June 13, 2007, we retained Ford, Burridge & Higbee to assist us with certain legal matters.  Adam Ford, a member of our Board of Directors, is a partner with this firm.  On or about September 2008, the name of the firm changed to Ford & Huff.  We dispersed consulting fees totaling $27,637 for the year ended December 31, 2009.

In December 2008, we entered into a joint venture with two other companies to market our technology in the People’s Republic of China.  As part of the joint venture, we contributed technology in the form of software and hardware and a capital contribution amount of $50,000.  The other parties contributed technology, operating and marketing experience in the People’s Republic of China and a capital contribution amount of $1,200,000.  Goodwin Wang, a member of our Board of Directors, is the owner of one of the partnering companies.  We own a 15 percent interest in the joint venture and receive a royalty of 15 percent of revenue received related to hardware, software and subscription sales attributable to our intellectual property.  To date, we have not recognized any revenue as a result of the joint venture.

ITEM 8                   LEGAL PROCEEDINGS

We are not engaged in any legal proceedings, nor are we aware of any pending or threatened legal proceedings that, singly or in the aggregate, would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

ITEM 9                   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted over-the-counter on the Pink OTC Markets (www.pinksheets.com) electronic quotation service for OTC securities under the trading symbol “ZYTC”, but not quoted on the NASD OTC Bulletin Board or NASDAQ, nor listed on any national or regional securities exchange.

The following table sets forth the range of the high and low bid prices by quarter as reported on the over-the-counter market since the quarter ended March 31, 2008.  Quotations from Pink OTC Markets reflect inter-dealer prices without adjustments for retail markups, markdowns or conversions and may not represent actual transactions.

Quarter End Date	Low Bid	High Bid
March 31, 2008	$0.125	$1.25
June 30, 2008	$0.10	$0.49
September 30, 2008	$0.025	$0.165
December 31, 2008	$0.01	$0.04
March 31, 2009	$0.01	$0.03
June 30, 2009	$0.0125	$0.05
September 30, 2009	$0.02	$0.23
December 31, 2009	$0.06	$0.35
March 31, 2010	$0.15	$0.32

The Securities and Exchange Commission has adopted regulations, which generally define “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our common stock is currently a “penny stock” as defined in the Exchange Act.  As a result, any investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the common stock.  In addition, the “penny stock” rules adopted by the SEC under the Exchange Act subject the sale of the shares of the common stock to certain regulations which impose sales practice requirements on broker-dealers.  For example, broker-dealers selling such securities must provide, prior to effecting the transactions, their customers with a document that discloses the risks of investing in such securities.  Included in this document are the following:

•	The bid and offer price quotes for the penny stock, and the number of shares to which the quoted prices apply,
•	The brokerage firm’s compensation for the trade, and
•	The compensation received by the brokerages firm’s salesperson for the trade.

In addition, the brokerage firm must send to the investor a monthly account statement that gives an estimate of the value of each penny stock in the investor’s account, and a written statement of the investor’s financial situation and investment goals.  These disclosure and other requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of the broker-dealers to trade our securities.  The penny stock rules may discourage investor interest in and limit the marketability of our common stock.

Holders of Our Common Stock

According to our transfer agent, OTC Stock Transfer, Inc., as of June 28, 2010, there were 231 record holders of shares of our common stock and additional stockholders held shares in street name.

Dividends

We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the near future.  It is our present intention to utilize all available funds for the development of the business.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any compensation plans under which equity securities were authorized to be issued as of the end of the last fiscal year.

ITEM 10                RECENT SALES OF UNREGISTERED SECURITIES

We have sold certain shares of common stock for cash and have issued shares of common stock in exchange for services.  The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act, and similar state securities law exemptions based upon the following: (a) each investor confirmed to us that the investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investor was provided with certain disclosure materials and all other information requested with respect to our company; (d) each investor acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

•
During the year ended December 31, 2007, we raised $735,101 in a private placement by issuing common stock at $1.00 to $1.50 per share.  The primary purpose for the issuance was to raise funds to further develop ZYTO and market our products.

•	During the year ended December 31, 2007, we issued 55,000 shares of common stock for $72,500 for subscription receivable.
•	During the year ended December 31, 2007, we issued 280,000 shares of common stock for services rendered totaling $280,000 and issued 7,054 shares of common stock for accounts payable totaling $9,720.

The date of each issuance, number of shares issued and consideration paid are set forth below:
Date	Number of Shares	Total Consideration
01/09/07	50,000	$50,000 investment
01/10/07	20,000	$20,000 investment
01/22/07	30,000	$30,000 investment
01/22/07	10,000	$10,000 subscription receivable
01/22/07	10,000	$10,000 subscription receivable
01/25/07	40,000	$40,000 investment
01/26/07	20,000	$20,000 investment
01/29/07	20,000	$20,000 investment
01/31/07	15,000	$15,000 services rendered
01/31/07	15,000	$15,000 services rendered
02/12/07	15,000	$15,000 investment
02/15/07	20,100	$30,150 investment
02/23/07	900	$1,350 investment
03/19/07	35,000	$52,500 subscription receivable
03/31/07	250,000	$250,000 services rendered
04/09/07	26,667	$40,000 investment
04/12/07	40,000	$60,000 investment
04/12/07	20,000	$30,000 investment
04/23/07	13,333	$20,000 investment
04/24/07	18,000	$27,000 investment
04/25/07	5,333	$8,000 accounts payable
04/25/07	1,720	$1,720 accounts payable
04/25/07	5,333	$8,000 investment
05/07/07	533	$800 investment
05/07/07	40,000	$60,000 investment
05/07/07	13,333	$20,000 investment
05/11/07	20,000	$30,000 investment
05/10/07	13,333	$20,000 investment
05/14/07	1,867	$2,800 investment
05/17/07	20,000	$30,000 investment
05/18/07	13,333	$20,000 investment
05/18/07	13,333	$20,000 investment
05/24/07	13,334	$20,001 investment
05/24/07	13,333	$20,000 investment
06/01/07	13,333	$20,000 investment
06/01/07	33,333	$50,000 investment
06/01/07	6,667	$10,000 investment

•
During the year ended December 31, 2008, we raised $166,911 cash by issuing common stock to unrelated parties at an average price of $0.16 per share per the agreements.  We also raised $50,000 cash by issuing common stock to an unrelated party at $0.05 per share per the agreement.  The primary purpose for the issuances was to raise funds to further develop ZYTO and market our products.

•	During the year ended December 31, 2008, we issued 934,166 shares of common stock for services rendered totaling $98,087 and issued 389,720 shares of common stock for debt totaling $42,521.
•	During the year ended December 31, 2008, we issued 100,000 shares of common stock at $1.18 per share as a result of the InteMedica, LLC Transaction.

The date of each issuance, number of shares issued and consideration paid are set forth below:
Date	Number of Shares	Total Consideration
01/28/08	100,000	$118,000 – Intemedica Transaction
02/22/08	74,626	$21,711 – investment
03/07/08	156,250	$23,300 – investment
03/14/08	200,000	$37,300 – investment
03/17/08	8,225	$2,464 – debt
03/26/08	384,615	$30,100 – investment
04/11/08	125,000	$27,500 investment
05/08/08	866,667	$91,000 – services
05/08/08	238,095	$25,000 – debt
05/08/08	90,000	$9,450 – debt
05/08/08	53,400	$5,607 – debt
05/08/08	8,333	$875 – services
05/08/08	8,333	$875 – services
05/08/08	20,833	$2,187 – services
05/08/08	15,000	$1,575 – services
05/08/08	15,000	$1,575 – services
06/24/08	1,000,000	$50,000 – investment
07/22/08	600,000	$27,000 - investment

•
During the year ended December 31, 2009, we issued 1,000,000 shares of common stock at $0.02 per share for services to our officers and converted $15,000 of accrued interest into 750,000 shares of common stock at $0.02 per share.

The date of each issuance, number of shares issued and consideration paid are set forth below:

Date	Number of Shares	Total Consideration
06/02/09	500,000	$10,000 – services
06/02/09	500,000	$10,000 – services
06/02/09	15,000	$15,000 – interest conversion

•
During the three months ended March 31, 2010, we granted a warrant to Vaughn R Cook to purchase 1,750,000 shares of common stock in exchange for amended and restated note terms.  The warrant had an exercise price of $0.04 per share and was exercisable through January 30, 2011.  This warrant was valued at $375,847 using the Black-Scholes pricing model with the following assumptions:  risk free interest rate of 0.30 percent, dividend yield of 0.0 percent, volatility of 199 percent and an expected life of 1 year.  During the three months ended March 31, 2010, the officer exercised the warrant for 1,750,000 shares of common stock.  As payment for the exercise, the officer converted accrued interest due under on outstanding notes.

•	For the three months ended March 31, 2010, we satisfied note payables by issuing 1,170,000 shares of common stock. The shares were valued at approximately $0.06 per share.
•	For the three months ended March 31, 2010, we issued 100,000 shares of common stock for public and communication services. The shares were valued at $0.24 per share.
•	During the month of April 2010, we issued 50,000 shares of common stock for public and communication services. The shares were valued at $0.24 per share.
•
During the month of June 2010, we issued 1,200,000 shares of common stock for public and communication services.  Per the terms of the underlying twelve and one half month agreement, the shares will be transferred to the public and communications firm in 100,000 increments on a monthly basis as services are performed.  The shares will be valued at $0.081, resulting in a total contract value of $97,200.  We will expense this amount over the life of the agreement.

The date of each issuance, number of shares issued and consideration paid are set forth below:

Date	Number of Shares	Total Consideration
02/09/10	1,750,000	$70,000 – exercise of warrant
02/24/10	600,000	$35,863 – note payable
02/24/10	570,000	$34,071 – note payable
03/05/10	50,000	$12,000 – services
03/26/10	50,000	$12,000 - services
04/20/10	50,000	$12,000 - services
06/16/10	1,200,000	$97,200 - services

ITEM 11                 DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following is a summary of information concerning our capital stock. The summary below does not purport to be complete statements of the relevant provisions of our Amended and Restated Certificate of Incorporation or of our By-Laws. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our Amended and Restated Certificate of Incorporation and By-Laws are included as exhibits to our Form 10.

Authorized and Outstanding Shares, Options and Warrants

Our authorized capital stock consists of 100,000,000 shares, of which 80,000,000 shares are designated as common stock, par value $0.0001 per share, and 20,000,000 shares are designated as preferred stock, par value $0.0001 per share.

As of June 28, 2010, we had approximately 231 stockholders of record. As of June 28, 2010, we had issued and outstanding 34,932,543 shares of common stock.  As of June 28, 2010, we had not issued any shares of preferred stock.

As of June 28, 2010, there were no outstanding options or warrants to purchase our common stock.

Holders of common stock are entitled to one vote for per share for the election of directors and all other matters submitted to a vote of our stockholders. Subject to the rights of any holders of preferred stock that may be issued in the future, the holders of common stock are entitled to share ratably in such dividends as may be declared by our board out of funds legally available therefor. In the event of our dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences of any preferred stock. Holders of common stock have no preemptive, subscription, redemption, conversion rights or similar rights. Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting rights with respect to the election of directors. All outstanding common stock issued is fully paid and nonassessable.

Preferred Stock

Under the terms of our Amended and Restated Certificate of Incorporation, our board will be authorized, subject to limitations prescribed by the Delaware General Corporation Law (the “DGCL”), and by our Amended and Restated Certificate of Incorporation, to issue preferred stock in one or more series without stockholder approval. Our board will have the discretion, subject to limitations prescribed by the DGCL and by our Amended and Restated Certificate of Incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and  By-Laws and Delaware Law

Provisions of our Amended and Restated Certificate of Incorporation and By-Laws and of Delaware law could make the following more difficult:

•	acquisition of us by means of a tender offer;
•	acquisition of us by means of a proxy contest or otherwise; or
•	removal of our incumbent officers and directors.

These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of ZYTO to first negotiate with our board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Exclusive Right to Fix Size of Board of Directors and to Fill Vacancies

Our Amended and Restated Certificate of Incorporation and By-Laws provide that the number of directors in our board shall initially be not less than five, nor more than nine. Newly created directorships resulting from any increase in our authorized number of directors and any vacancies in our board resulting from death, resignation, retirement, disqualification or other cause (including removal from office by a vote of the stockholders) will be filled by a majority of our board then in office.

Elimination of Stockholder Action by Written Consent

Our Amended and Restated Certificate of Incorporation and By-Laws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or special meeting of our stockholders.

Special Stockholder Meetings

Our Amended and Restated Certificate of Incorporation and By-Laws provide that only our board or such person or persons designated by our board may call special meetings of our stockholders.

Delaware Anti-takeover Law

Upon the distribution, we will be governed by Section 203 of the DGCL. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•
at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66  2 / 3  percent of the outstanding voting stock that is not owned by the interested stockholder. The stockholders cannot authorize the business combination by written consent.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder; or
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10.0 percent or more of the assets of the corporation to or with the interested stockholder; or
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or
•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15 percent or more of the outstanding voting stock of the corporation; or
•
an affiliate or associate of the corporation who was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to our Amended and Restated Certificate of Incorporation or  By-Laws, elect not to be governed by this section, effective 12 months after adoption.

Our Amended and Restated Certificate of Incorporation and By-Laws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

No Cumulative Voting

Our Amended and Restated Certificate of Incorporation and By-Laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization in our Amended and Restated Certificate of Incorporation of undesignated preferred stock makes it possible for our board to issue shares of our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provisions in our Amended and Restated Certificate of Incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Transfer Agent and Registrar

The transfer agent for our common stock is OTC Stock Transfer, Inc. Their address is 231 East 2100 South, Salt Lake City, Utah. Their telephone number is (801) 485-5555.

ITEM 12                INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Amended and Restated Certificate of Incorporation provide that, to the fullest extent permitted by Delaware law, we shall indemnify our officers and directors. Our Board of Directors shall be entitled to determine the terms of indemnification, including advance of expenses, and to give effect thereto through the adoption of By-Laws, approval of agreements or by any other manner approved by the Board of Directors.

Our Amended and Restated Certificate of Incorporation also provide that, to the fullest extent permitted by Delaware law and subject to our Amended and Restated By-Laws, except for certain egregious conduct, our directors and officers shall not be liable to ZYTO or its stockholders for damages for their conduct or omissions as directors or officers.

We are required to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer. In addition, our Amended and Restated By-Laws provide that we may purchase director and officer insurance to protect officers and directors against loss whether or not it would be able to indemnify the officers and directors against such loss.

The provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws are limited by Delaware law. Delaware law permits a corporation to indemnify its present or former directors and officers, employees and agents made a party, or threatened to be made a party, to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person:

•	acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and
•	with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; and
•	if an officer or director, did not violate fiduciary duties in a manner involving intentional misconduct, fraud, or a knowing violation of law.

In a derivative action, or an action by or in the right of ZYTO, we are permitted to indemnify directors, officers, employees and agents against expenses actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they;

•	acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation; and
•	if an officer or director, did not violate fiduciary duties in a manner involving intentional misconduct, fraud, or a knowing violation of law.

However, in such a case, no indemnification shall be made if the person is adjudged liable to ZYTO, unless and only to the extent that, the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability to us.  Indemnification is mandatory if the person is successor on the merits or otherwise in defense of any action, suit or proceeding referred to above. Discretionary indemnification is permitted only if approved by the Board of Directors by majority vote.

The Delaware corporate law allows us to advance expenses before the resolution of an action, if in the case of current directors and officers, such persons agree to repay any such amount advanced if they are later determined not to be entitled to indemnification.

ITEM 13                FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Before the filing of this registration statement on Form 10, we were not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.  Upon effectiveness of this registration statement, we will file annual and quarterly reports with the Securities and Exchange Commission (“SEC”).

The public may read and copy any materials filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street, N. E., Washington, DC 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  We are an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding our company that may be viewed at http://www.sec.gov.

ITEM 14	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Our principal accountants and auditors are Hansen, Barnett & Maxwell, P.C. (“HBM”). We engaged HBM as our principal accountant for the purposes of auditing our financial statements in 2007. At the time of the initial engagement, HBM audited our financial statements for the fiscal years ended December 31, 2005 and December 31, 2006. There are not and have not been any disagreements between us and HBM on any matter of accounting principles, practices or financial statement disclosure.

ITEM 15	FINANCIAL STATEMENTS AND EXHIBITS

1)	Financial Statements

The following financial statements are included in and filed as part of this registration statement on Form 10.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Quarter Ended March 31, 2010
a)	Condensed Consolidated Balance Sheets as of March 31, 2010 and December 31, 2009 (Unaudited)

b)	Condensed Consolidated Statements of Operations for the three months ended March 31, 2010 and 2009 (Unaudited)

c)	Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2010 and 2009 (Unaudited)

d)	Notes to Condensed Consolidated Financial Statements (Unaudited)

CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

a)	Report of Independent Registered Public Accounting Firm

b)	Consolidated Balance Sheets as of December 31, 2009 and 2008

c)	Consolidated Statements of Operations for the years ended December 31, 2009 and 2008

d)	Consolidated Statements of Stockholders’ Deficit for the years ended December 31, 2008 and 2009

e)	Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008

f)	Notes to Consolidated Financial Statements

2)	Exhibits

The following documents are filed as exhibits hereto unless otherwise indicated:

Exhibit No.	Exhibit Description

2.1	Securities and Exchange Agreement dated as of September 6, 2006 by and among Quiver Corporation, ZYTO Corp and The Shareholders of ZYTO Corp

3.1	Amended and Restated Certificate of Incorporation

3.2	Amended and Restated By-Laws

10.1	Bill of Sale and Assignment dated January 28, 2008 between InteMedica, LLC and ZYTO Corp

10.2	Inventory Purchase, Continuing Business Operations and Product Licensing Agreement dated January 28, 2008 between InteMedica, LLC and ZYTO Corp

10.3	Shareholders Agreement of InteMedica (Shanghai) Investment Limited dated December 6, 2008

10.4	Technology and Business Agreement dated December 11, 2008 between InteMedica (Shanghai) Investment Limited, SES Investment Limited, ZYTO Corp and ZYTO Technologies, Inc.

10.5	Technology and Business Agreement Amendment dated September 21, 2009 between InteMedica (Shanghai) Investment Limited, SES Investment Limited, ZYTO Corp and ZYTO Technologies, Inc.

10.6	Line of Credit Agreement dated October 26, 2007 between Zions First National Bank and ZYTO Corp

10.7	Promissory Note dated December 1, 2009 between Vaughn R and Kathryn C. Cook Foundation and ZYTO Technologies, Inc.

10.8	Amended and Restated Promissory Note dated January 1, 2010 between Vaughn R Cook and ZYTO Technologies, Inc.

10.9
Services Agreement dated March 19, 2008 between IntegraCore, LLC and ZYTO Corp for various fulfillment services, which includes services relating to procurement, warehousing, ordering, processing, and shipping

10.10	Master Lease Agreement dated July 16, 2009 between Directpointe Financial Services and ZYTO Corp

10.11	Office Lease Agreement dated October 22, 2009 between EsNet Properties, L.C. and ZYTO Corp for the premises located at 387 South 520 West, Ste. 200, Lindon, UT 84042

10.12	Public Relations and Advertising Agreement dated June 15, 2010 between Aquiline Group, Inc. and ZYTO Corp

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ZYTO Corp
By: /s/ Vaughn R Cook
Vaughn R Cook
Chief Executive Officer

ZYTO CORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$56,305	$50,289
Accounts receivable, net of allowance for doubtful accounts of $14,262 and $14,262, respectively	198,135	197,957
Notes receivable related party	31,737	31,737
Prepaid expenses	86,945	33,047
Inventories	187,205	192,164
Other current assets	15,243	14,243

Total current assets	575,570	519,437

Property and Equipment, net of accumulated depreciation of $140,760 and $128,088, respectively	109,909	96,777
Technology (See Note 9)	124,589	101,301
Long Term Investment	47,699	38,699

Total assets	$857,767	$756,214

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$310,947	$325,652
Accounts payable related party	10	72,523
Accrued expenses	84,593	68,845
Accrued interest related party	236,210	277,069
Line of credit	80,000	100,000
Short-term related party note payable	76,166	90,373
Short-term note payable	30,621	40,821
Deferred revenue	41,975	25,229

Total current liabilities	860,522	1,000,512

Warranty Reserve	8,476	8,476

Related Party Note Payable	2,500,000	2,500,000

Deferred Income Tax Liability	9,095	9,095

Total liabilities	3,378,093	3,518,083

STOCKHOLDERS' DEFICIT
Common stock, par value $.0001 per share, 80,000,000 shares authorized and 33,682,543 and 30,662,543 shares issued and outstanding at March 31, 2010 and December 31, 2009, respectively	3,368	3,066
Additional paid-in capital	5,129,728	4,590,549
Subscriptions receivable	(2,000)	(2,000)
Accumulated deficit	(7,651,422)	(7,353,484)

Total stockholders' deficit	(2,520,326)	(2,761,869)

Total liabilities and stockholders' deficit	$857,767	$756,214

ZYTO CORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
	For the Three Months Ended
	March 31,
	2010	2009

Revenues, net	$885,159	$504,659
Cost of Sales	43,841	45,916

Gross Profit	841,318	458,743

Operating Expenses:
Selling and marketing expenses	348,908	192,918
General and administrative expenses	325,894	169,882
Research and development expenses	34,622	55,020

Total operating expenses	709,424	417,820

Income from operations	131,894	40,923

Other Income (Expense):
Interest expense	(429,832)	(46,454)
Interest income	-	949

Total other income (expense)	(429,832)	(45,505)

Loss before Income Taxes	(297,938)	(4,582)

Income Tax Provision	-	-

Net Loss	$(297,938)	$(4,582)

Basic and Diluted Earnings (Loss) Per Share	$(0.01)	$(0.00)

Basic and Diluted Weighted Average Shares Outstanding	31,018,711	28,912,546

ZYTO CORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended March 31,
	2010	2009
Cash Flows from Operating Activities:
Net loss	$(297,938)	$(4,582)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	12,672	8,648
Provision for bad debt	-	(717)
Stock based compensation	399,547	-
Changes in operating assets and liabilities:
Accounts receivable	(178)	(34,628)
Inventories	4,959	14,636
Prepaid expenses	(53,898)	4,521
Other current assets	(1,000)	(2,299)
Accounts payable	(14,705)	(52,539)
Accounts payable related party	(2,579)	(5,294)
Accrued expenses	15,748	28,238
Accrued interest related party	29,141	25,721
Deferred revenue	16,746	-

Net cash provided by (used in) operating activities	108,515	(18,295)

Cash Flows from Investing Activities:
Purchase of equipment	(25,804)	(5,564)
Capitalization of software development costs	(23,288)	-
Long term investment	(9,000)	-

Net cash used in investing activities	(58,092)	(5,564)

Cash Flows from Financing Activities:
Principal payments on related party notes	(14,207)	(4,536)
Principal payments on notes payable	(10,200)	-
Proceeds from line of credit	30,000	-
Principal payments on line of credit	(50,000)	-

Net cash used in financing activities	(44,407)	(4,536)

Net Increase (Decrease) in Cash	6,016	(28,395)

Cash, Beginning of Period	50,289	28,998

Cash, End of Period	$56,305	$603

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	25,036	20,733
Conversion of accrued interest for exercise of warrants	70,000	-
Conversion of debt to common stock	69,934	-

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1.  Organization and Business Activity

Organization – Our Company consists of ZYTO Corp (a Delaware corporation, formerly known as Quiver Corporation (Quiver)) and its wholly owned subsidiary, ZYTO Technologies, Inc. (a Nevada corporation).

On September 12, 2005 Xito Corp (which was incorporated in Nevada on December 30, 2004) changed its name to ZYTO Corp.

On September 7, 2006 the founder of ZYTO Corp (a Nevada corp.) entered into a share exchange agreement with Quiver. At the date of the share exchange agreement, Quiver had no assets or liabilities and had 12,774,748 shares issued and outstanding. Per the share exchange agreement, ZYTO Corp (a Nevada corp.) exchanged 10,469,500 shares (which represented 100% of the shares issued and outstanding of ZYTO Corp (a Nevada corp.)) for 5,234,750 shares of Quiver on a 2-for-1 exchange basis. As part of the same transaction the majority Owner of ZYTO Corp (a Nevada corp.) also exchanged 300,000 shares of an unrelated entity for 8,020,000 shares of Quiver. As a result, the shares issued to ZYTO Corp (a Nevada corp.) and its majority Owner represented a controlling interest, and the transaction has been accounted for as a reverse merger with ZYTO Corp (a Nevada corp.) being considered the acquirer for accounting purposes. Accordingly, our historical consolidated financial statements include the results of operations and cash flows of ZYTO Corp (a Nevada corp.), and the consolidated operations and cash flows of Quiver subsequent to September 7, 2006.

Also, on September 7, 2006, Quiver changed its name to ZYTO Corp (a Delaware corporation).

On April 20, 2007, ZYTO Corp (a Nevada corp.) changed its name to ZYTO Technologies, Inc.
Basis of Presentation – The accompanying condensed financial statements have been prepared by our management and are unaudited. In the opinion of our management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation in accordance with accounting principles generally accepted in the United States of America.

The accompanying unaudited interim financial statements have been condensed pursuant to the rules and regulations of the Securities and Exchange Commission; therefore, certain information and disclosures generally included in financial statements have been condensed or omitted. These financial statements should be read in conjunction with our December 31, 2009 annual financial statements included in our Form 10 filed July 21, 2010 with the Securities and Exchange Commission. The financial position and results of operations of the interim periods presented are not necessarily indicative of the results to be expected for the year ended December 31, 2010.

Business Activity – Our operations consist of the manufacturing and distribution of bio-communication devices and software designed to facilitate communication between computers and the human body.

On December 31, 2009, we dissolved our wholly owned subsidiary, ZYTO Health, Inc. (a Utah corporation).  This subsidiary engaged in the distribution of nutritional supplements.

Business Condition – For the three months ended March 31, 2010, we achieved sales revenues of $885,159 which resulted in net loss of $297,938 compared with sales revenues of $504,659 which resulted in a net loss of $4,582 for the three months ended March 31, 2009.  We have operated with net losses historically and have an accumulated deficit of $7,651,422 as of March 31, 2010. We had positive cash flows from operating activities of $108,515 and cash flows used in operating activities of $18,295 for the three months ended March 31, 2010 and 2009, respectively.  These situations raise substantial doubt about our ability to continue as a going concern.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2.  Summary of Significant Accounting Policies

This summary of significant accounting policies of ZYTO Corp and Subsidiaries is presented to assist in understanding our consolidated financial statements.  The consolidated financial statements and notes are representations of our management, which is responsible for their integrity and objectivity.  These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation – The accompanying unaudited consolidated financial statements include our accounts, and those of our subsidiaries in which we have a controlling financial interest. The accompanying unaudited consolidated financial statement for us and our subsidiaries at March 31, 2010 and for the three months ended March 31, 2010 and 2009 reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the consolidated financial position and results of operations for the periods presented. Accounting standards require us to consolidate any variable interest entities for which we are the primary beneficiary; however, as of March 31, 2010 there were none. All significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates – In preparing our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Revenue Recognition – We recognize revenue from customers upon the delivery of nutritional supplements, biotechnology devices, software, and other equipment sales. Other revenues are recognized upon the performance of services. Our software application is fully functional upon delivery and implementation and does not require any significant modification or alteration.  We recognize revenue when persuasive evidence of an arrangement exits, delivery has occurred, the customer no longer has the right of return, the fee is fixed or determinable and collection has been made or is reasonably assured.

Under multiple element arrangements, where each element is separately stated, sold and priced, revenue is allocated to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value. VSOE of fair value is determined based on the price charged when the same element is sold separately. If VSOE of fair value does not exist for all elements in a multiple element arrangement, revenue is recognized using the residual method. Under the residual method, a delivered element without VSOE of fair value is recognized as revenue if all undelivered elements have VSOE of fair value.

Revenues are shown net of any related sales or use taxes for sales transactions where applicable.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Accounts Receivable – Accounts receivable represent monies due to us for products sold and services rendered and are considered current. We periodically review accounts receivable for amounts considered uncollectible and are shown net of an allowance for doubtful accounts of $14,262 and $14,262 at March 31, 2010 and December 31, 2009.

Advertising – Advertising costs attributable to revenues generated during the current period are expensed as incurred and were $61,324 and $8,804 for the three months ended March 31, 2010 and 2009.

Recent Accounting Pronouncements – In June 2009, the Financial Accounting Standards Board (FASB), issued accounting guidance on the consolidation of variable interest entities (VIEs). This new guidance revises previous guidance by eliminating the exemption for qualifying special purpose entities, by establishing a new approach for determining who should consolidate a variable-interest entity and by changing when it is necessary to reassess who should consolidate a variable-interest entity.  This guidance is effective at the beginning of the first fiscal year beginning after November 15, 2009. Early application is not permitted.  The adoption of this accounting guidance does not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued accounting guidance which changes the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and nonsoftware components that function together to deliver the tangible product's essential functionality are excluded from the software revenue recognition guidance given prior to this new guidance. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance.  This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this accounting guidance is not expected to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued guidance requires an entity to disclose the following:

•	Separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe reasons for the transfers.

•
Present separately information about purchases, sales, issuances and settlements, on a gross basis, rather than on one net number, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3).

•	Provide fair value measurement disclosures for each class of assets and liabilities.

•
Provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or level 3.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of this accounting guidance is not expected to have a material impact on our consolidated financial statements.

Note 3. Long Term Investment

In December 2008, we entered into a joint venture with two other companies to advance our technology in the People’s Republic of China.  As part of the joint venture, we contributed technology in the form of software and hardware and a capital contribution amount of $47,699 as of March 31, 2010.  As part of the agreement, we are to contribute a total capital contribution amount of $50,000.  The other parties contributed technology, operating and marketing experience in the People’s Republic of China and a capital contribution amount of $1,200,000.  We own a 15 percent interest in the joint venture.

On September 21, 2009, the parties amended certain provisions of the agreement to pay us a royalty of 15 percent of revenue received related to hardware, software and subscription sales attributable to our intellectual property.  As of March 31, 2010, we had not recognized any revenue as a result of the joint venture.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 4. Inventory

Inventory consists of the following as of March 31, 2010 and December 31, 2009:

	March 31,	December 31,
	2010	2009
Raw Materials	$35,478	$40,230
Finished Goods	151,727	151,934
	$187,205	$192,164

During the year ended 2008, we entered into an agreement with a third party fulfillment center to manage all services relating to procurement, warehousing, ordering, processing, and shipping of inventory.  As part of the agreement, all inventory is considered collateral against any outstanding debt.

Note 5. Property and Equipment

Property and equipment consists of the following as of March 31, 2010 and December 31, 2009:

	March 31,	December 31,
	2010	2009
Computer equipment	$112,314	$105,661
Furniture and fixtures	40,453	21,302
Production equipment	57,940	57,940
Software	39,962	39,962
	250,669	224,865
Accumulated depreciation	(140,760)	(128,088)
	$109,909	$96,777

Depreciation expense for the three months ended March 31, 2010 and 2009 was $12,672 and $8,648.

Note 6. Line of Credit

During the year ended December 31, 2007, we entered into a line of credit with a financial institution for $100,000.  As of March 31, 2010, the amount drawn on the line totaled $80,000.  The interest rate to be applied to the unpaid principal balance during the term is 2 percentage points over the index, resulting in a rate of 5.25% per annum at March 31, 2010.  The entire principal balance and any accrued and unpaid interest is due on October 25, 2010.  We are required to make monthly interest only payments.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 7. Notes Payable

On February 4, 2009, we issued a note payable in the amount of $11,188 to our landlord.  We retired the note on April 27, 2010.

On July 16, 2009, we purchased assets in exchange for a note of $52,360.  We are making monthly payments of $3,400.

Notes payable consist of the following as of March 31, 2010 and December 31, 2009:

	March 31,	December 31,
	2010	2009
Unsecured note payable, 0% interest,
due on demand	$5,191	$5,191

Secured note payable, 0% interest,
monthly payments of $3,400, final payment
due November, 2010	25,430	35,630
	$30,621	$40,821

Note 8. Related Party Notes Payable

On January 1, 2005, we issued a note payable to an officer for intellectual property and other related technologies.  Per the terms of the agreement, interest began to accrue at an effective interest rate of 5 percent as of January 1, 2007 and the note was scheduled to mature on December 31, 2009.  On January 1, 2010, we executed an amended promissory note with the officer, extending the maturity date to December 31, 2012 and increasing the interest rate from 5 percent to 7 percent per annum.  On February 2, 2010, we granted a warrant to purchase 1,750,000 shares of common stock to the officer in exchange for the amended terms. This warrant had an exercise price of $0.04 per share and was exercisable through January 30, 2011. This warrant was valued at $375,847 using the Black-Scholes pricing model with the following assumptions: risk free interest rate of 0.30%, dividend yield of 0.0%, volatility of 199% and an expected life of 1 year.  On February 3, 2010, the officer exercised the warrant for 1,750,000 shares of common stock.  As payment for the exercise, the officer converted accrued interest of $70,000 due from us on outstanding notes. We recognized interest expense from the amended promissory note of $42,672 and $30,821 for the three months ended March 31, 2010 and 2009.

On January 28, 2008, a note payable was issued as part of the InteMedica, LLC acquisition. Per the terms of the $164,000 note, interest began to accrue at a rate of 3 percent per annum.  As of February 15, 2008, the interest rate increased to 36 percent per annum.  On August 1, 2009, we negotiated an interest rate adjustment from 36 percent to 12 percent per annum.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

We are making monthly payments of $8,000.  As of March 31, 2010, the note payable balance was $67,363 and accrued interest totaled $494.

Related party notes payable consist of the following as of March 31, 2010 and December 31, 2009:

	March 31,	December 31,
	2010	2009
Unsecured not payable to shareholder, interest at 5%,
principal and interest originally due December 31, 2009,
extended to December 31, 2012 with interest at 7%	$2,500,000	$2,500,000

Unsecured note payable to InteMedica, LLC,
interest at 12%, monthly payments of $8,000 until paid	67,363	81,570

Unsecured note payable to shareholder, interest at 7%,
principal and interest due June 30, 2010	8,803	8,803

Total related party notes payable	2,576,166	2,590,373

Less current portion	(76,166)	(90,373)

Long term portion	$2,500,000	$2,500,000

Note 9. Technology

During the three months ended March 31, 2010 and 2009, we capitalized $23,288 and $0 of costs relating to significant enhancements and upgrades to our proprietary software. The software is expected to be complete and released in July 2010.  Amortization will begin upon the completion and release of the software. The costs will be amortized over the useful life of the software.

Note 10. Commitments and Contingencies

Operating Leases – We are obligated under certain non-cancelable operating leases for the rental of office space.  Total lease expense for the three months ended March 31, 2010 and 2009 was $21,733 and $16,431.  Future minimum lease payments under non-cancelable operating leases are as follows:

2010	$104,763
2011	128,858
2012	132,753
2013	136,734
Total minimum payments	$503,108

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 11. Equity

During the year ended December 31, 2009, we entered into a verbal agreement with a public relations firm to provide public and financial communication services.  As compensation for services, two shareholders transferred a total of 1,170,000 shares of unrestricted common stock on behalf of us.  The shares were valued at approximately $0.06 per share.  Accordingly, we recorded two payables to reimburse the two shareholders.  On February 24, 2010, we satisfied the note payables by issuing 1,170,000 shares of restricted common stock to the shareholders.

On February 1, 2010, we entered into a subsequent agreement with the public relations firm retained in 2009 to provide public and financial communication services.  The agreement was for a period of 90 days.  As compensation for services, we agreed to remit on a monthly basis $15,000 in cash along with 50,000 shares of restricted common stock.  Accordingly, for the three months ended March 31, 2010, we issued 100,000 shares of common stock for public and communication services.  The shares were valued at $0.24 per share.

On February 2, 2010, we granted a warrant to purchase 1,750,000 shares of common stock to the officer in exchange for the amended and restated terms. This warrant had an exercise price of $0.04 per share and was exercisable through January 30, 2011. This warrant was valued at $375,847 using the Black-Scholes pricing model with the following assumptions: risk free interest rate of 0.30%, dividend yield of 0.0%, volatility of 199% and an expected life of 1 year.  On February 3, 2010, the officer exercised the warrant for 1,750,000 shares of common stock.  As payment for the exercise, the officer converted accrued interest due from us on outstanding notes.

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation	Registered with the Public Company
CERTIFIED PUBLIC ACCOUNTANTS	Accounting Oversight Board
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ZYTO Corp

We have audited the accompanying consolidated balance sheets of ZYTO Corp and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZYTO Corp and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit, and negative working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
April 8, 2010

ZYTO CORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$50,289	$28,998
Accounts receivable, net of allowance for doubtful accounts of $14,262 and $69,532, respectively	197,957	96,499
Notes receivable related party	31,737	-
Prepaid expenses	33,047	8,839
Inventories	192,164	304,352
Other current assets	14,243	12,133

Total current assets	519,437	450,821

Property and Equipment, net of accumulated depreciation of $128,088 and $87,810, respectively	96,777	60,514
Technology, net of accumulated amortization of $0 and $0, respectively	101,301	-
Long Term Investment	38,699	-

Total assets	$756,214	$511,335

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$325,652	$434,553
Accounts payable related party	72,523	13,036
Accrued expenses	68,845	34,004
Accrued interest related party	277,069	239,277
Line of credit	100,000	100,000
Short-term related party note payable	90,373	2,648,078
Short-term note payable	40,821	-
Deferred revenue	25,229	-

Total current liabilities	1,000,512	3,468,948

Warranty Reserve	8,476	8,476

Related Party Note Payable	2,500,000	-

Deferred Income Tax Liability	9,095	2,142

Total liabilities	3,518,083	3,479,566

STOCKHOLDERS' DEFICIT
Common stock, par value $.0001 per share, 80,000,000 shares authorized and 30,662,546 and 28,912,546 shares issued and outstanding at December 31, 2009 and 2008, respectively	3,066	2,891
Additional paid-in capital	4,590,549	4,555,724
Subscriptions receivable	(2,000)	(2,000)
Accumulated deficit	(7,353,484)	(7,524,846)

Total stockholders' deficit	(2,761,869)	(2,968,231)

Total liabilities and stockholders' deficit	$756,214	$511,335

ZYTO CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2009	2008

Revenues, net	$3,206,148	$1,937,853

Cost of Sales	275,281	399,598

Gross Profit	2,930,867	1,538,255

Operating Expenses:
Selling and marketing expenses	1,298,872	1,071,062
General and administrative expenses	1,068,749	976,403
Research and development expenses	186,291	344,691

Total operating expenses	2,553,912	2,392,156

Income (Loss) from operations	376,955	(853,901)

Other Income (Expense):
Interest expense	(198,640)	(216,862)

Total other income (expense)	(198,640)	(216,862)

Income (Loss) before Income Taxes	178,315	(1,070,763)

Income Tax Provision	(6,953)	1,261

Net Income (Loss)	$171,362	$(1,069,502)

Basic and Diluted Earnings (Loss) Per Share	$0.01	$(0.04)

Basic and Diluted Weighted Average Shares Outstanding	29,928,984	27,593,217

ZYTO CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

			Additional
	Common Stock		Paid-in	Accumulated	Subscriptions
	Shares	Amount	Capital	Deficit	Receivable	Total

Balance at December 31, 2007	25,133,169	$2,514	$4,200,582	$(6,455,344)	$(124,500)	$(2,376,748)

Issuance of common stock for:
Cash	2,540,491	254	216,657	-	-	216,911
Services	934,166	93	97,994	-	-	98,087
Interest	143,400	14	15,043	-	-	15,057
Acquisition of InteMedica, LLC	100,000	10	117,990	-	-	118,000

Conversion of debt to equity	246,320	25	27,439	-	-	27,464

Cancellation of subscription agreement	(185,000)	(19)	(127,481)	-	122,500	(5,000)

Expense deferred directors compensation	-	-	7,500	-	-	7,500

Net loss	-	-	-	(1,069,502)	-	(1,069,502)

Balance at December 31, 2008	28,912,546	$2,891	$4,555,724	$(7,524,846)	$(2,000)	$(2,968,231)

Issuance of common stock for:
Services	1,000,000	100	19,900	-	-	20,000

Conversion of debt to equity	750,000	75	14,925	-	-	15,000

Net Income	-	-	-	171,362	-	171,362

Balance at December 31, 2009	30,662,546	$3,066	$4,590,549	(7,353,484)	$(2,000)	(2,761,869)

ZYTO CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2009	2008
Cash Flows from Operating Activities:
Net income/(loss)	$171,362	$(1,069,502)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	40,278	38,788
Issuance of common stock as payment of interest	-	15,057
Issuance of common stock as compensation for services	20,000	105,587
Amortization of imputed related party interest expense	-	154,448
Changes in operating assets and liabilities:
Accounts receivable	(101,458)	85,326
Inventories	112,188	(17,467)
Prepaid expenses	(15,575)	74,432
Other current assets	(12,743)	(4,845)
Accounts payable	(108,899)	323,252
Accounts payable related party	59,487	9,805
Accrued expenses	42,280	(114,127)
Income taxes payable	(487)	(1,261)
Accrued interest related party	52,792	131,122
Deferred revenue	25,229	25,719

Net cash provided by (used in) operating activities	284,454	(243,666)

Cash Flows from Investing Activities:
Purchase of equipment	(76,541)	(10,163)
Capitalization of software development costs	(101,301)	-
Long term investment	(38,699)	-
Loan to related party	(29,737)	(2,000)

Net cash used in investing activities	(246,278)	(12,163)

Cash Flows from Financing Activities:
Proceeds from the issuance of common stock	-	216,911
Proceeds from related party notes	8,803	96,350
Principal payments on related party notes	(66,509)	(70,709)
Proceeds from notes payable	63,818	-
Principal payments on notes payable	(22,997)	-

Net cash provided by (used in) financing activities	(16,885)	242,552

Net Increase (Decrease) in Cash	21,291	(13,277)

Cash, Beginning of Year	28,998	42,275

Cash, End of Year	$50,289	$28,998

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	145,847	65,860
Cancelled subscriptions receivable	-	122,500
Issuance of common stock	-	118,000
Conversion of accrued interest into common stock	15,000	-
Conversion of debt	-	27,464

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 1.  Organization and Business Activity

Organization – Our Company consists of ZYTO Corp (a Delaware corporation, formerly known as Quiver Corporation (Quiver)) and its wholly owned subsidiaries, ZYTO Technologies, Inc. (a Nevada corporation), and ZYTO Health, Inc. (a Utah corporation).

On September 12, 2005 Xito Corp (which was incorporated in Nevada on December 30, 2004) changed its name to ZYTO Corp.

On September 7, 2006 the founder of ZYTO Corp (a Nevada corp.) entered into a share exchange agreement with Quiver. At the date of the share exchange agreement, Quiver had no assets or liabilities and had 12,774,748 shares issued and outstanding. Per the share exchange agreement, ZYTO Corp (a Nevada corp.) exchanged 10,469,500 shares (which represented 100% of the shares issued and outstanding of ZYTO Corp (a Nevada corp.)) for 5,234,750 shares of Quiver on a 2-for-1 exchange basis. As part of the same transaction the majority Owner of ZYTO Corp (a Nevada corp.) also exchanged 300,000 shares of an unrelated entity for 8,020,000 shares of Quiver. As a result, the shares issued to ZYTO Corp (a Nevada corp.) and its majority Owner represented a controlling interest, and the transaction has been accounted for as a reverse merger with ZYTO Corp (a Nevada corp.) being considered the acquirer for accounting purposes. Accordingly, our historical consolidated financial statements include the results of operations and cash flows of ZYTO Corp (a Nevada corp.), and the consolidated operations and cash flows of Quiver subsequent to September 7, 2006.

Also, on September 7, 2006, Quiver changed its name to ZYTO Corp (a Delaware corporation).

On April 20, 2007, ZYTO Corp (a Nevada corp.) changed its name to ZYTO Technologies, Inc.

Business Activity – Our operations consist of the manufacturing and distribution of bio-communication devices and software designed to facilitate communication between computers and the human body.

On December 31, 2009, we dissolved our wholly owned subsidiary, ZYTO Health, Inc. (a Utah corporation).  This subsidiary engaged in the distribution of nutritional supplements.

Business Condition – As of December 31, 2009 and 2008, we had an accumulated deficit of $7,353,484 and $7,524,846, respectively. In addition, during the years ended December 31, 2009 and 2008, we recognized net income of $171,362 and a net loss of $1,069,502, respectively. We had positive cash flows from operating activities of $284,454 and negative cash flows from operating activities of $243,666 for the years ended December 31, 2009 and 2008, respectively.

These factors raise substantial doubt about our ability to continue as a going concern.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.  To ensure continued profits, we intend to focus on customer retention and expanding our customer base.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 2.  Summary of Significant Accounting Policies

This summary of significant accounting policies of ZYTO Corp and Subsidiaries is presented to assist in understanding our consolidated financial statements.  The consolidated financial statements and notes are representations of our management, which is responsible for their integrity and objectivity.  These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation – The consolidated financial statements include our accounts and those of our subsidiaries in which we have a controlling financial interest. Accounting standards require us to consolidate any variable interest entities for which we are the primary beneficiary; however, as of December 31, 2009 there were none. All significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates – In preparing our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America,  management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Revenue Recognition – We recognize revenue from customers upon the delivery of nutritional supplements, biotechnology devices, software, and other equipment sales. Other revenues are recognized upon the performance of services. Our software application is fully functional upon delivery and implementation and does not require any significant modification or alteration.  We recognize revenue when persuasive evidence of an arrangement exits, delivery has occurred, the customer no longer has the right of return, the fee is fixed or determinable and collection has been made or is reasonably assured.

Under multiple element arrangements, where each element is separately stated, sold and priced, revenue is allocated to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value. VSOE of fair value is determined based on the price charged when the same element is sold separately. If VSOE of fair value does not exist for all elements in a multiple element arrangement, revenue is recognized using the residual method. Under the residual method, a delivered element without VSOE of fair value is recognized as revenue if all undelivered elements have VSOE of fair value.

Revenues are shown net of any related sales or use taxes for sales transactions where applicable.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Cash and Cash Equivalents – We consider all highly-liquid, short-term investments with an original maturity of three months or less to be cash equivalents. All cash balances as of December 31, 2009 and 2008 were in bank accounts that are federally insured.

Accounts Receivable – Accounts receivable represent monies due to us for products sold and services rendered and are considered current. We periodically review accounts receivable for amounts considered uncollectible and are shown net of an allowance for doubtful accounts of $14,262 and $69,532 at December 31, 2009 and 2008, respectively.

Concentration of Credit Risk – Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of trade receivables.

In the normal course of business, we provide credit terms to our customers.  Accordingly, we perform ongoing credit evaluations of our customers and maintain allowances for possible losses which, when realized, have been within the range of management’s expectations.

Inventories – Inventories are recorded at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) method.  Inventories consist of raw materials and finished goods and total $192,164 and $304,352 at December 31, 2009 and 2008.  There is no reserve for obsolescence in either year.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation.  Depreciation is determined using the straight-line method over the estimated useful lives of the assets, ranging from 2 to 20 years.  Maintenance and repairs are expensed when incurred and betterments are capitalized.  Gains and losses on the sale or disposition of property and equipment are reflected in the statement of operations.

Shipping and Handling – Shipping and handling billed to customers is recorded as revenue. Shipping and handling costs are included in cost of goods sold.

Advertising – Advertising costs attributable to revenues generated during the current period are expensed as incurred and were $74,246 and $8,560 for the years ended December 31, 2009 and 2008, respectively.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Warranty Reserve – We have established a reserve based on management’s estimation of costs related to the repair and replacement of defective parts and equipment sold under warranty.  This estimate is based on historical rates of defective products. The reserve, net of related repair costs at December 31, 2009 and 2008, is $8,476 and $8,476, respectively. There have been no material warranty claims.

Income Taxes – Deferred taxes are computed using the asset and liability method.  Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Deferred tax assets are not recognized unless it is more likely than not that the asset will be realized in future years.

Reclassification – Certain 2008 amounts have been reclassified for ease of comparison on the consolidated financial statements.  This has resulted in no change to the consolidated statements of operations or stockholders’ deficit.

Recent Accounting Pronouncements – In June 2009, the Financial Accounting Standards Board (FASB), issued accounting guidance on the consolidation of variable interest entities (VIEs). This new guidance revises previous guidance by eliminating the exemption for qualifying special purpose entities, by establishing a new approach for determining who should consolidate a variable-interest entity and by changing when it is necessary to reassess who should consolidate a variable-interest entity.  This guidance will be effective at the beginning of the first fiscal year beginning after November 15, 2009. Early application is not permitted.  The adoption of this accounting guidance is not expected to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued accounting guidance which changes the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and nonsoftware components that function together to deliver the tangible product's essential functionality are excluded from the software revenue recognition guidance given prior to this new guidance. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance.  This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this accounting guidance is not expected to have a material impact on our consolidated financial statements.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

In January 2010, the FASB issued guidance requires an entity to disclose the following:

•	Separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe reasons for the transfers.

•
Present separately information about purchases, sales, issuances and settlements, on a gross basis, rather than on one net number, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3).

•	Provide fair value measurement disclosures for each class of assets and liabilities.

•
Provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or level 3.

This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of this accounting guidance is not expected to have a material impact on our consolidated financial statements.

In April 2008, the FASB issued an amendment for determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under authoritative accounting guidance for goodwill and other intangible assets. This guidance is intended to improve the consistency between the useful life of an intangible asset determined under the guidance for goodwill and other intangible assets and the period of expected cash flows used to measure the fair value of the asset under ASC 805 “Business Combinations” and other principles under GAAP. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of this guidance does not have a material effect on our consolidated financial statements.

In May 2008, the FASB issued accounting guidance that identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP.  The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process.  The Board believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  The adoption of this guidance does not have a material impact on our consolidated financial statements.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

In September 2008, the FASB ratified accounting guidance that provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement (such as a guarantee) should not include the effect of the credit enhancement in the fair value measurement of the liability. This guidance is effective for the first reporting period beginning after December 15, 2008. The adoption of this accounting guidance does not have a material impact on our consolidated financial statements.

In October 2008, the FASB issued accounting guidance that clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. This guidance was effective upon issuance, including prior periods for which financial statements had not been issued.  The adoption of this accounting guidance does not have a material impact on our consolidated financial statements.

In June 2006, the FASB issued accounting guidance which clarifies the accounting for uncertainty in tax positions. This guidance requires financial statement recognition of the impact of a tax position, if that position is more likely than not to be sustained on examination, based on the technical merits of the position. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings as of the beginning of the period of adoption. In December 2008, the FASB issued FASB Staff Position No. 48-3 which extended the effective date for certain non-public companies to fiscal years beginning after December 15, 2008.  The adoption of this guidance does not have a material impact on our consolidated financial statements.

Note 3.  Acquisition of InteMedica

On January 28, 2008, we entered into an agreement to purchase the inventory and continuing business operations of InteMedica, LLC, a company engaged in the distribution of nutritional supplements.  We issued a note payable for $164,000 and 100,000 shares of common stock to InteMedica, LLC for the purchase.  The 100,000 shares of common stock were issued at $1.18 per share, the fair value per share as of the date of the acquisition.  The purchase price of $282,000 was allocated based on fair value at $127,552 to inventory and $154,448 to goodwill. During the year 2008, we determined that the goodwill of $154,448 associated with this transaction was impaired.  As a result, the entire amount was expensed in 2008.  During 2009 we liquidated all the inventory associated with the acquisition and dissolved the wholly owned subsidiary as of December 31, 2009.  As of December 31, 2009, the note payable balance was $81,570 and accrued interest totaled $27.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 4.  Long Term Investment

In December 2008, we entered into a joint venture with two other companies to advance our technology in the People’s Republic of China.  As part of the joint venture, we contributed technology in the form of software and hardware and a capital contribution amount of $38,699.  As part of the agreement, we are to contribute a total capital contribution amount of $50,000.  The other parties contributed technology, operating and marketing experience in the People’s Republic of China and a capital contribution amount of $1,200,000.  We own a 15 percent interest in the joint venture.

On September 21, 2009, the parties amended certain provisions of the agreement to pay us a royalty of 15 percent of revenue received related to hardware, software and subscription sales attributable to our intellectual property.  As of December 31, 2009, we had not recognized any revenue as a result of the joint venture.

Note 5.  Inventory

Inventory consists of the following as of December 31:

	2009	2008
Raw Materials	$40,230	$240,742
Finished Goods	151,934	63,610
	$192,164	$304,352

During the year ended 2008, we entered into an agreement with a third party fulfillment center to manage all services relating to procurement, warehousing, ordering, processing, and shipping of inventory.  As part of the agreement, all inventory is considered collateral against any outstanding debt.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 6.  Property and Equipment

Property and equipment consists of the following as of December 31:
	2009	2008
Computer equipment	$105,661	$61,357
Furniture and fixtures	21,302	21,302
Production equipment	57,940	46,090
Software	39,962	19,575
	224,865	148,324
Accumulated depreciation	(128,088)	(87,810)
	$96,777	$60,514
Depreciation expense for the years ended December 31, 2009 and 2008 was $40,278 and $38,788, respectively.

Note 7.  Line of Credit

During the year ended December 31, 2007, we entered into a line of credit with a financial institution for $100,000.  As of December 31, 2009, the amount drawn on the line totaled $100,000.  The interest rate to be applied to the unpaid principal balance during the term is 2 percentage points over the index, resulting in a rate of 5.25% per annum at December 31, 2009.  The entire principal balance and any accrued and unpaid interest is due on October 25, 2010.  We are required to make monthly interest-only payments.

Note 8.  Notes Payable

On February 4, 2009, we issued a note payable in the amount of $11,188 to our landlord.  We are making monthly payments and will retire the note by May, 2010.

On July 16, 2009, we purchased assets in exchange for a note of $52,360.  We are making monthly payments of $3,400.

Notes payable consist of the following as of December 31:

	2009	2008

Unsecured note payable, 0% interest,
due on demand	$5,191	$-

Secured note payable, 0% interest,
monthly payments of $3,400, final payment due
November, 2010	35,630	-
	$40,821	$-

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 9.  Related Party Notes Payable

On January 1, 2005, we issued a note payable to an officer for intellectual property and other related technologies.  Per the terms of the agreement, interest began to accrue at an effective interest rate of 5 percent as of January 1, 2007 and the note was scheduled to mature on December 31, 2009.  On January 1, 2010, we executed an amended and restated promissory note with the officer, extending the maturity date to December 31, 2012 and increasing the interest rate from 5 percent to 7 percent per annum.  In exchange for the amended and restated terms, we issued the officer a warrant for 1,750,000 shares of our common stock at a per share price of $0.04 (See note 15).  We recognized interest expense of $125,000 and $125,342 for the years ended December 31, 2009 and 2008.  We dispersed interest payments totaling $81,506 and $0 for the years ended December 31, 2009 and 2008.

As discussed in Note 3, on January 28, 2008, a note payable was issued as part of the InteMedica, LLC acquisition. Per the terms of the $164,000 note, interest began to accrue at a rate of 3 percent per annum.  As of February 15, 2008, the interest rate increased to 36 percent per annum.  On August 1, 2009, we negotiated an interest rate adjustment from 36 percent to 12 percent per annum.  We are making monthly payments of $8,000.  As of December 31, 2009, the note payable balance was $81,570 and accrued interest totaled $27.

Related party notes payable consist of the following as of December 31:

	2009	2008

Unsecured note payable to shareholder, interest at 5%,
principal and interest originally due December 31, 2009,
extended to December 31, 2012 with interest at 7%	$2,500,000	$2,500,000

Unsecured note payable to InteMedica, LLC,
interest at 12%, monthly payments of $8,000 until paid	81,570	108,438

Unsecured payables to shareholders, no interest,
due on demand	-	39,640

Unsecured note payable to shareholder, interest at 7%,
principal and interest due June 30, 2010	8,803	-

Total related party notes payable	2,590,373	2,648,078

Less current portion	(90,373)	(2,648,078)

Long term portion	$2,500,000	$-

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 10.  Research and Development

During the year ended 2009, we capitalized $101,301 of costs relating to significant enhancements and upgrades to our proprietary software.  Amortization will begin upon the completion and release of the software. The costs will be amortized over the useful life of the software. We expensed $186,291 and $344,691 of research and development costs during the years ended December 31, 2009 and 2008, respectively.

Note 11.  Commitments and Contingencies
Operating Leases – We are obligated under certain non-cancelable operating leases for the rental of office space.  Total lease expense for the years ended December 31, 2009 and 2008 was $68,857 and $65,836, respectively.  Future minimum lease payments under non-cancelable operating leases are as follows:

2010	$104,763
2011	128,858
2012	132,753
2013	136,734
Total minimum payments	$503,108

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 12.  Income Taxes

The provision for income taxes consists of the following:

	2009	2008

Current:
Federal	$-	$-
State	-	-
	-	-

Deferred:
Federal	5,743	(1,041)
State	1,210	(220)
	6,953	(1,261)

	$6,953	$(1,261)

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

The income tax provision reconciled to the tax computed at the staturoy federal rate of 25% is as follows:

	2009	2008

Income tax expense at statutory rate	$42,841	$(265,656)
Non-deductible expenses	4,016	-
Benefit of operating loss carryforwards	(41,372)	-
State income tax expense, net of federal benefit	524	(39,848)
Change in valuation allowance	944	282,503
Other	-	21,740

	$6,953	$(1,261)

Significant components of the deferred tax assets and liability for federal and state income taxes consist of the following at December 31, 2009 and 2008:
	2009	2008

Allowance for bad debts	$4,100	$19,990
Warranty accrual	2,437	2,437
Federal net operating loss carryforward	554,962	589,603
Depreciation	(9,095)	(2,143)
Goodwill	38,483	41,443
Basis difference in technology	1,428,023	1,428,023
Related party interest	79,635	67,130
Valuation allowance	(2,107,640)	(2,148,625)

Net deferred tax liability	$(9,095)	$(2,142)

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 13.  Equity

During the year ended December 31, 2008, we raised $166,911 cash by issuing common stock to unrelated parties at an average price of $0.16 per share per the agreements.  We also raised $50,000 cash by issuing common stock to an unrelated party at $0.05 per share per the agreement.

During the year ended December 2008, we cancelled two subscription agreements totaling 185,000 shares and subscriptions receivable totaling $122,500.

During the year ended December 31, 2008, we issued 934,166 shares of common stock for services rendered totaling $98,087 and issued 389,720 shares of common stock for debt totaling $42,521.  During the year ended December 31, 2008, we issued 100,000 shares of common stock at $1.18 per share as a result of the InteMedica, LLC acquisition.  During the year ended December 2008, we expensed all deferred directors share based compensation totaling $7,500.

During the year ended December 31, 2009, we issued 1,000,000 shares of common stock at $0.02 per share for services to our officers and converted $15,000 of accrued interest into 750,000 shares of common stock at $0.02 per share.

During the year ended December 31, 2009, we entered into a verbal agreement with a public relations firm to provide public and financial communication services.  As compensation for services, two shareholders transferred a total of 1,170,000 shares of unrestricted common stock on our behalf.  The shares were valued at approximately $0.06 per share.  Accordingly, we recorded two payables to reimburse the two shareholders.  On February 23, 2010, we satisfied the note payables by issuing 1,170,000 shares of restricted common stock to the shareholders.

Note 14.  Concentrations

During the year ended December 31, 2008, we purchased approximately 85% of our inventory from two suppliers. During the year ended December 31, 2009, we purchased approximately 85% of our inventory from two separate suppliers.

ZYTO CORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 15.  Subsequent Events

On January 1, 2010, we executed an amended and restated promissory note with an officer who is the holder of the $2,500,000 note.  Per the terms of the amended and restated note, the maturity date has been extended to December 31, 2012 and the interest rate has increased from 5 percent to 7 percent per annum.  On February 2, 2010, we granted a warrant to purchase 1,750,000 shares of common stock to the officer in exchange for the amended and restated terms. This warrant had an exercise price of $0.04 per share and was exercisable through January 30, 2011. This warrant was valued at $375,847 using the Black-Scholes pricing model with the following assumptions: risk free interest rate of 0.30%, dividend yield of 0.0%, volatility of 199% and an expected life of 1 year.  On February 3, 2010, the officer exercised the warrant for 1,750,000 shares of common stock.  As payment for the exercise, the officer converted accrued interest due from us on outstanding notes.

On February 1, 2010, we entered into a subsequent agreement with the public relations firm retained in 2009 to provide public and financial communication services.  The agreement is for a period of 90 days.  As compensation for services, we will remit on a monthly basis $15,000 in cash along with 50,000 shares of restricted common stock.  These shares will be valued each month.

On March 1, 2010, we entered into a four year office lease.  This facility is our headquarters.  It consists of 7,395 square feet of net rental area, of which 6,430 are usable square feet.  Refer to Note 11 for future minimum lease payments.